PART II

OFFERING MEMORANDUM DATED AUGUST 15, 2022



HEROIC

913 Main St.
Bastrop, Texas 78602
(737) 234-0198

SPV INTERESTS REPRESENTING
UP TO $5,000,000 WORTH OF CONVERTIBLE PROMISSORY NOTES

Minimum Investment Amount: $100

Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Heroic" "the company," "we," or "us"), is offering up to $5,000,000 worth of Convertible Promissory Notes ("CF Notes"). The investment will be made through Heroic CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $300,000 (the "Target Amount"). The company must reach its Target Amount of $300,000 by October 15, 2022. Unless the company raises at least the Target Amount of $300,000 under the Regulation CF offering by October 15, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

In this offering, the terms "Heroic," "we," "our," "us" and "the company" refer to Heroic Enterprises, Public Benefit Corporation (and Optimize Enterprises, Public Benefit Corporation, which was merged into the company).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to

the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are currently offered via web-based and mobile platforms directly to our customers.

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize. The Crowdfunding SPV, Heroic CF SPV, LLC was organized on April 21, 2022, and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Investments in this offering will be made through Heroic CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Principal Products

The company currently offers monthly and annual direct-to-consumer membership products, along with a coach certification that is available for a one-time fee and completion of required curriculum. Currently, the company's products are delivered via two mobile apps, the Heroic app and the Optimize by Heroic app, although the company is in the final stages of integrating all products into a single Heroic platform as described below.

No individual customer represents a significant portion of revenue.

Heroic Social Training Platform

Heroic is a social training platform that empowers people to move from theory to practice to mastery together so they can show up more consistently as the best, most heroic versions of themselves. The MVP of this product, which focused primarily on training features, was released on iOS on April 9, 2022 and on Android two months later.

The company plans to introduce many new features in the future—including social community engagement features in 2023.

As of the date of this Offering Memorandum, the Heroic Premium membership subscription retails for $14.99/month and $99.99/year. The actual annual membership may be higher or lower than the current price. The company has in the past conducted and intends in the future to conduct promotional pricing.

Heroic Coach

Heroic Coach is a 300-day certification program for helping people to become the best versions of themselves. The program includes a guided, cohort-completed curriculum of digital content (video lessons, worksheets, reflections, and practices) and access to live coaching calls for individualized support. As of the date of this Offering Memorandum, Heroic Coach retails for $1,000 (with payment-plan options available). This gives participants lifetime access to course content, and a year of access to live coaching sessions. Additionally, extended access to Live Coaching sessions may be purchased at $500 per year, or $1,000 for lifetime access. The company has in the past conducted and intends in the future to conduct promotional pricing.

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Over 11,000 people from 111+ countries have joined Heroic Coach. The program is delivered via mobile apps, a web-based platform, and video-conferencing software.

Market

Heroic is a self-development product. Early-adopters of Heroic are likely to be represented in the self-improvement industry. According to a study published on MarketResearch.com in August, 2021 (*The Market For Self-Improvement Products & Services*), the self-improvement industry is valued at $10.4 billion, and forecasts 6.0% average annual growth to $14.0 billion by 2025.

Heroic's customers are interested in improving their health and wellbeing. The global health and wellness market, currently estimated at $3.294 billion by IMARC Group, is forecasted to grow to $4.277 billion by 2027.

Competition

The self-improvement industry is large and highly competitive. We compete with direct-to-consumer self-improvement app providers such as Udemy, BetterUp, MasterClass, Calm, and many smaller companies. Unlike Heroic, however, none of these companies offers such a comprehensive set of tools to help people move from theory to practice to mastery together—taking information learned (Theory), integrating it into daily behaviors (Practice), consistently over time to become the best version of themselves (Mastery). We intend to further differentiate our products via the social tools we intend to launch in 2023 (together).

Additionally, we compete with online coaching programs and coach certification programs. Unlike Heroic, however, none of these companies offers access to such extensive content and programming at such a low price-point.

Third-Party Service Providers

As a creator of digital products, our primary inputs are the intellectual and creative output of our internal team and partners. Our partners contribute to facets including product design and development, customer acquisition, financial reports, and infrastructure maintenance.

Notable partners have included MetaLab, the company with which we partnered to create the MVP of our Heroic social training platform. MetaLab played a role in designing and concepting for Slack, Tinder, and Uber Eats.

Employees

As of the date of this Offering Memorandum, we have 9 full-time employees. We adopted an equity incentive plan on September 8, 2021 (the "Plan"). 2,500,000 shares of the company's Series 1 Common Stock are currently eligible for issuance pursuant to the Plan. As of the date of this Offering Memorandum, there are stock options to purchase 1,359,755 shares of the Company's Series 1 Common Stock, in the aggregate, outstanding under the Plan.

We intend to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Heroic is subject to regulations that impact digital products and subscription payments. This environment has been stable in recent years. There are exceptions, however, including recent rule changes from the Reserve Bank of India (RBI) adding new requirements for companies to charge subscription/recurring payments. Given Heroic's global customer base, future regulatory changes in this space could impact how we collect revenue from our customers.

Intellectual Property

The company holds the following trademarks:

Type	Mark	Serial Number	Publication Date
Word	Heroic Public Benefit Corporation	90463027	September 7, 2021
Design		90463033	September 7, 2021

The company has no other registered intellectual property.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company's workforce is completely remote; the company does not currently lease any commercial space.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks to which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company

The company is a development-stage company.

Heroic was formed in 2020 and on September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Optimize made its first sales in 2017 and Heroic made its first sales in 2021. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Heroic's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Heroic will only be able to pay dividends on any shares issuable on conversion of the CF Notes once Heroic's Board of Directors determines that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are dependent on additional fundraising to sustain our ongoing operations. As our flagship Heroic product only recently launched on April 9, 2022, and as we have been investing heavily in the research, design, and development for the product, we have a history of losses and have projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included a going concern note expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2021 and 2020. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in raising funds in this offering or acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The company expects to experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from both revenues and the sale of equity and debt securities and other financing arrangements. We expect to continue to increase operating expenses as we implement our business strategy, which include development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant additional revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. In addition, we may not achieve profitability before we have expended the proceeds to be raised in this offering. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity that may be issued upon any conversion of the CF Notes.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

Heroic is seeking to raise up to $5,000,000 in this offering. In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common stock, preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage that investors in this offering would hold if the CF Notes convert. Furthermore, if and when the company raises debt or issues preferred stock, the holders of the debt will have priority over holders of common and preferred stock, and holders of preferred stock will have priority over holders of common stock including, if the CF Notes convert to common stock, shares that may be issuable upon conversion of the CF Notes in this offering, and the company may accept terms that restrict its ability to incur more debt.

The company depends on its founder.

The company depends on the skill and experience of our founder, Brian Johnson. If the company is not able to call upon Mr. Johnson for any reason, its operations and development could be harmed.

Competitors may be able to call on more resources than the company.

Although the company believes that the Heroic platform is unique, it is not the only self-improvement product on the market, and the company has to compete with a number of other approaches. Additionally, competitors may replicate Heroic's business ideas and produce directly competing products. These competitors may be better capitalized than Heroic, which would give them a significant advantage.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations.

Our trademarks could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sub license, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The company is vulnerable to hackers and cyber-attacks.

Although we are following industry best-practices on data privacy and infrastructure redundancy, any internet-based business may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on third-party technology providers (like Amazon Web Services) to provide some of our back-end technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. The impacts of the outbreak are unknown and continually evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the SPV interests and Investor demand for the SPV interests generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The direct impacts we have experienced from COVID-19 include increased wages for employees, which have increased our operating costs, increased advertising spend due to an increase in average cost per acquisition of new members with more people moving into our space, and increased competition in the digital product space as workforces navigate the new reality and lifestyles shift.

The extent to which COVID-19 affects our financial results will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the SPV interests and our Investors or prospective Investors financial condition, resulting in reduced demand for the SPV interests generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate, or result in persons avoiding holding or appearing at in-person events. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations.

Risks Related to an Investment in Our Securities

There is no current market for the company's securities.

There is no formal marketplace for the resale of the company's securities. Our securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time.

We have received a voluntary document request from the SEC staff in connection with an ongoing investigation.

In April 2022, Heroic received a voluntary document request from the SEC staff in connection with an ongoing investigation relating to the company's past fundraising efforts and investor communications. The company is cooperating with the ongoing investigation and related inquiries.

Your ability to transfer your securities may be limited.

The Note Purchase Agreement that the Crowdfunding SPV will enter into with the company (the "Note Purchase Agreement") contains a "market stand-off" provision applicable to shares of the company's capital stock into which the CF Notes may convert in the event of an initial public offering, which may limit or delay an investor's ability to transfer such shares, in the event of liquidation of or a distribution of such shares from the Crowdfunding SPV for a period of time surrounding such an offering. Likewise, the subscription agreement that investors will enter into contains an identical "market stand-off" provision limiting your ability to transfer any shares of the company's capital stock as a result of a liquidation of the Crowdfunding SPV. See "Securities Being Offered and Rights of the Securities of the Company" for further information.

Additionally, the company's Amended and Restated Bylaws contain a "right of first refusal" provision that would limit your ability to transfer any shares of the company's capital stock. A right of first refusal provision requires that a stockholder provide notice to the company of their intention to sell their securities and the price and terms of such sale. The company would be entitled to purchase such securities on the same terms as identified in the notice. The company's Amended and Restated Bylaws also restrict any sale, assignment, pledge or other transfer of the shares of its capital stock without the prior written consent of the company, including a prohibition on transferring any securities of the company to a competitor, except in certain circumstances. This provision will be enforceable against the Crowdfunding SPV initially and against an investor in this offering upon dissolution and liquidation of the Crowdfunding SPV.

The company is controlled by its founder; Investors will have limited ability to impact or otherwise influence corporate decisions of the company.

The company's founder, Brian Johnson, currently holds approximately 95% of the company's voting stock, either individually or jointly with his wife, and at the conclusion of this offering will continue to hold a majority of the company's voting power. Investors in this offering have no voting rights in the company through the SPV interests of the Crowdfunding SPV that holds the CF Notes and, even if the Crowdfunding SPV converts the CF Notes to common stock and distributes such shares of common stock to the investors in this offering, it will not have the ability to control a vote by the stockholders or the board of directors. Moreover, the note purchase agreement that the Crowdfunding Issuer will execute in connection with this offering grants an irrevocable proxy to the company's CEO to vote any shares of Common Stock and any other securities of the company that the Crowdfunding SPV may acquire on all matters put to a vote of the stockholders. Furthermore, to the extent investors ever hold shares, their transferees must agree to be bound by the terms of the proxy. For more information, see "Securities Being Offered and Rights of Securities of the Company – Convertible Notes -- Proxy."

The company may apply the proceeds of this offering to uses that differ from what is currently contemplated and with which you may disagree.
We will have broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways in which you may not agree. We currently intend to use the proceeds of this offering to fund product development and engineering, customer experience and support and selling, general and administrative expenses. While we expect to use the proceeds of this offering as described in this Offering

Memorandum, we may use our remaining cash for other purposes. We cannot assure that any investment of the proceeds will yield a favorable return, or any return at all.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "Crowdfunding SPV" in this offering. That means that you will invest in Heroic CF SPV, LLC, and become a member of the Crowdfunding SPV, and that investment will fund the purchases of the CF Notes by the Crowdfunding SPV. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the CF Notes. It may not always be possible to replicate those rights exactly, however, because the Crowdfunding SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. Before March 15, 2021, this sort of arrangement had not been used for investing, and has not been used often since the change in the securities laws, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in "Securities Being Offered." The Crowdfunding SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before that date, so there may be delays, complications and unexpected risks in that process.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1933 (the "Securities Act") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Using a credit card to purchase the SPV interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The custodial arrangement employed in the company's earlier crowdfunding offering may raise issues for the company. No regulator has given their approval of the form of the arrangement with the custodian.

In 2021, the company conducted an offering of shares of its Series Seed Preferred Stock on the portal operated by Wefunder Portal LLC ("Wefunder") under Regulation Crowdfunding. In order to invest in that offering, investors agreed to become a party to a subscription agreement with the company, and a Custodian and Voting Agreement with XX Investments, LLC (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") holds title to the shares of Series Seed Preferred Stock for the benefit of the investor. The company chose to participate in the program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. As part of the Custodian and Voting Agreement, investors granted the Custodian the right to vote their shares purchased in the crowdfunding offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. The company relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If the arrangement with the Custodian is challenged by the Commission staff, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Brian Johnson	CEO	November 13, 2020 - Present	Full time
Directors:			
Brian Johnson	Director	November 13, 2020 - Present	n/a
Significant Employees:			
Bernardo Fanti	Chief Technology Officer	March 2022 - Present	Full time

Brian Johnson, CEO, Director

Brian Johnson is our Founder, CEO, and a member of the Board of Directors. He has served in those positions since the founding of the company in November 2020 to present date.

Johnson has spent half of the last twenty-five years as a Founder/CEO and the other half as a Philosopher. Prior to founding Heroic, he was the Philosopher and CEO of Optimize Enterprises, Public Benefit Corporation since its founding in February 2017.

As a Founder/CEO, Johnson has raised more than $20 million in funding. He built and sold two market-leading social platforms: eteamz (where he served as Founder & CEO from 1998-2001) that serves 3M teams worldwide including Little League Baseball and was sold to the Active Network in 2000 and Zaadz (where he served as Founder & CEO from 2004-2007) that raised $3 million from investors including John Mackey (CEO of Whole Foods) before selling to Gaiam (GAIA).

As a Philosopher, he's served tens of thousands of people from every country in the world, from 2008 to present date with the PhilosophersNotes and Optimize memberships, and has trained over 11,000 people from 111+ countries with the Heroic Coach program—which has been demonstrated to change lives.

He holds a B.A. degree in Psychology and Business (Phi Beta Kappa) from UCLA.

On September 7, 2021, Johnson entered into a proprietary information and inventions agreement with the company.

Bernardo Fanti, CTO

Bernardo Fanti is currently our Chief Technology Officer. He joined the team in March 2022.

Prior to joining us, he was the Founder of a stealth SaaS business in the outdoor fitness training industry from 2021 to 2022. Previously, he served as CTO and Head of Product at TrainingPeaks (from 2018 to 2021) where he provided executive leadership over the technology and product organizations, helping drive profitable, multi-decade growth.

Bernardo also served as CTO of TrainingPeaks' parent company, Peaksware (from 2016 to 2018) where he drove technology & product vision for all brands under the Peaksware umbrella. During this time, he worked at the corporate level in M&A, strategy, policy, and governance, while also helping individual brands build teams, establish processes, and drive modern product best practices.

Bernardo comes from a hands-on engineering and product background, working as a Software Engineer and Product Manager across a broad set of industries and technology stacks, including at Intio Inc. (from 2010 to 2011), a startup in the medical industry, and Avidyne (from 2006 to 2009), a successful innovator of aircraft avionics. He loves tying technology directly to business needs and solving *real* customer problems.

He holds a B.S. degree from Florida Institute of Technology in Aerospace Engineering.

On April 28, 2022, Bernardo entered into a proprietary information and inventions agreement with the company.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of August 1, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Brian Johnson	14,794,491 shares of Series 2 Common Stock (1)	95%

(1) Mr. Johnson owns 10,095,763 shares of Series 2 Common Stock individually and 4,698,728 shares of Series 2 Common Stock jointly with his wife. Mr. Johnson holds 64.84% of the voting power individually and 30.18% of the voting power jointly with his wife.

The following table describes our capital structure as of August 1, 2022:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Series 1 Common Stock	30,200,000	0	2,500,000	29,700,000
Series 2 Common Stock	14,800,000	14,794,491	0	5,509
Series Seed Preferred Stock	10,000,000	7,752,170	0	2,247,830

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Allocation After Offering Expenses for a $300,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Product Development and Engineering	41%	48%
Customer Experience and Support	0%	9%
Selling, General and Administrative	0%	35%
Legal and Consulting Fees	54%	3%
Wefunder Intermediary Fee	5%	5%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fruci & Associates. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are offered via the web-based and mobile platforms directly to our customers. The company's business model is to sell monthly and annual recurring subscriptions (memberships) to the Heroic social training platform and access fees to its Heroic Coach program.

On September 30, 2021, the company merged with Optimize, with the company being the surviving entity. While Optimize was acquired in September 2021, as it was under common control, the merger was recognized retroactively in our financial statements as of and for the years ended December 31, 2020 and 2021 as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the periods presented in the financial statements.

The Crowdfunding SPV, Heroic CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Results of Operations

Factors Affecting Operating Results

We currently generate revenue from monthly and annual memberships to the Heroic social training platform, as well as access fees to the Heroic Coach program. The company has in the past offered and intends in the future to also offer Lifetime memberships to both the Heroic social training platform to the Heroic Coach program. Before July 2022, the company only offered annual memberships.

The company collects revenues in advance and, in the case of annual and lifetime memberships, initially records them as deferred revenues. Annual memberships are recognized monthly over the membership period on a straight-line basis, while lifetime memberships are recognized over a two-year period as the company estimates that a customer receives the most benefit from the membership during their first two years.

The company has determined that its performance obligations in relation to Heroic Coach are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. As the lifetime plan is only available after 1 year's participation in the program, the company assessed that the customer will likely attend class up to another one year.

During the periods presented, the company also received revenue for monthly and annual memberships to Optimize by Heroic. This product was made free, as a "freemium" model product-led growth strategy, on October 8, 2021. The Heroic social training platform launched on April 9, 2022; we expect to recognize revenue for this product in future periods.

Net revenues are affected by discounts and promotions.

Operating expenses largely consist of product development and engineering, legal and professional fees, advertising expenses, salaries and wages, and marketing expenses.

- Our product development and engineering expenses consist primarily of costs incurred to MetaLab Design Ltd. (which supported the research, prototyping, design, development, and testing of our Heroic social training platform) and costs incurred in the development, maintenance, and enhancement of our backend infrastructure, website, and mobile apps to deliver our Heroic social training platform, Optimize by Heroic, and Heroic Coach products.
- Our legal and professional fees consist primarily of costs incurred in conjunction with the merger of Optimize Enterprises, Public Benefit Corporation with the company, with ongoing compliance related to prior securities offerings, with ongoing securities offerings, and with the procurement of intellectual property agreements.
- Advertising expenses consist of costs incurred to publish ads across a range of online platforms, including Google Ads, the Apple App Store, Google Play Store, Facebook, Instagram, and podcast sponsorship.
- Salaries and wages consist of payroll and related expenses for employees involved in marketing, data, experience design, customer service, financial planning & analysis, and human resources.
- Marketing expenses consist primarily of costs incurred to Thrive Digital, First Spark Digital, Super Connector Media, LLC, and Dominate Web Media to support acquiring new customers, increasing lifetime value of existing customers, and building our brand awareness through various offline and online channels, including television, newspapers, digital and social media, podcasts, email, influencer marketing and strategic brand partnerships.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Net Revenues

Net revenues increased by $178,968 from $2,066,407 for the year ended December 31, 2020 ("Fiscal 2020") to $2,245,375 for the year ended December 31, 2021 ("Fiscal 2021"), or by 8.7%. Heroic Coach program revenues increased $392,560 from Fiscal 2020 to Fiscal 2021, offset by a decrease in Optimize membership revenues of $213,591 over the same periods. The increase in net revenues was due primarily to an increase in the number of Heroic Coach customers the company had in Fiscal 2021 when compared to Fiscal 2020, as well as providing Heroic Coach customers with free Optimize memberships during the tenure of their Coach access. During Fiscal 2020, revenues were roughly evenly split between coaching services and membership subscriptions, approximately 53.9% and 46.1%. During Fiscal 2021, the revenue mix was split approximately 67% and 33%.

Since the Optimize membership was made free on October 8, 2021, and, subsequent to December 31, 2022, we launched the Heroic social training platform on April 9, 2022, we anticipate that the revenue split will no longer include revenue from Optimize memberships. Going forward, it will be split between Heroic social training platform memberships and Heroic Coach access fees. We anticipate that Heroic social training platform memberships will be the primary driver of our revenues in 2022 and beyond.

Operating Expenses

Product development and engineering expenses increased from $298,927 during Fiscal 2020 to $3,674,914 during Fiscal 2021, an increase of 1,229.37%. The increase in product development and engineering expenses were attributable to investment in two major projects: 1) research, design, and development of the

Heroic app with MetaLab Design Ltd., and 2) a complete backend and frontend rebuild of the Optimize platform with Paravel Inc. and Happy Cog (Vector Media Group, Inc.).

Legal and professional fees were $631,496 and $1,153,992, respectively, in Fiscal 2020 and Fiscal 2021, an increase of 82.7%. This increase was primarily attributable to activities supporting the offering of securities for its Seed Round of financing and the merger of Optimize Enterprises, Public Benefit Corporation.

Advertising costs increased $416,715 from $505,657 during Fiscal 2020 to $922,372 during Fiscal 2021, or 82.4% as the company invested heavily in customer acquisition and retention via paid online channels.

Salaries and wages increased from $321,425 in Fiscal 2020 to $641,192 in Fiscal 2021, an increase of 99.5% as the company increased headcount and increased salaries and wages for its employees.

Costs for marketing professional services were $429,082 and $604,091, during Fiscal 2020 and Fiscal 2021, respectively, an increase of 40.8%. This expense increased as a result of investing in backend data systems to inform marketing activities, and an increase in marketing activities to drive customer acquisition and retention.

Other Income/Expense

During Fiscal 2021, the company incurred $238,700 in interest expense as a result of the conversion of principal and interest on its then outstanding convertible notes into shares of Series Seed Preferred Stock, as well as $5,463 in interest on those notes. See "Indebtedness" below.

Net Loss

As a result of the foregoing, we incurred a net loss of $5,744,503 in Fiscal 2021, compared to a net loss of $672,825 in Fiscal 2020.

Liquidity and Capital Resources

As of December 31, 2021, the company had $3,366,903 in cash and cash equivalents on hand. Deferred revenues at that date were $903,782. The company's operations have been financed to date through a combination of revenues generated by the sale of our products, the issuance of equity securities and convertible notes, a note issued by its founder and a PPP loan. We believe that the proceeds from this offering and a concurrent private placement of convertibles notes, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

In April 2020, the company entered into a loan with a lender in an aggregate principal amount of $10,000 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. In December 2020, the loan was forgiven, and the amount was recognized as other income.

During 2020, the company entered into several convertible note agreements for a total of $950,000 principal. Under the terms of the notes, the company was to pay 4% interest per annum and the notes were to mature in

December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon the company closing a qualified equity financing of $1,250,000 or greater. On January 24, 2021, upon the issuance of Series Seed Preferred Stock in excess of $1,250,000, the then outstanding principal of $950,000 and accrued interest of $3,697 on the notes were converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The company incurred interest expense of $2,485 on notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

On the date of incorporation of Heroic, November 13, 2020, the company entered into a contribution agreement with Brian Johnson, its founder and CEO, pursuant to which Mr. Johnson contributed certain assets to the company and the company assumed certain liabilities in exchange for 500,000 shares of the company's common stock. The company also entered into an unsecured note agreement with Mr. Johnson with a principal amount of $21,999, bearing interest at 0.13% per annum. The note was to mature on November 13, 2021. The note payable was consideration for the purchase of the company's website domain. The company paid the full amount in January 2021.

On November 30, 2021, the company was authorized by its Board of Directors to issue up to $10,000,000 in original principal amount of convertible notes in a private placement under Rule 506(c) of Regulation D. As of August 1, 2022, the company has raised $4,209,375.17 in the private placement. The private placement is ongoing.

Equity Issuances

During 2021, the company raised gross proceeds of $9,999,929 through the issuance of 6,327,667 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

Trends

Optimize Enterprises Public Benefit Corporation had periods of profitability during the years before it merged with the company; the financial statements for those periods are not included in this Offering Memorandum. Since the merger, marketing has, at times, been successful in acquiring new customers and the price point for the Coach program was decreased. Discounting our prices on the Optimize platform (and even offering significant portions of the product for free) to attract customers to the new product launch for Heroic, in addition to investment in marketing and product development has decreased profitability such that the company has incurred losses in Fiscal 2020 and Fiscal 2021.

Going forward, the Company's growth and profitability will depend upon our ability to invest in customer acquisition marketing, developing the Heroic app such that it delights our community, and offering our services at an attractive price point. We may elect to spend an increased proportion of our revenues on these activities as compared to prior years to increase our growth trajectory while decreasing profitability.

Since 2021, our marketing spend has increased significantly. We will continue to spend in this area as we aim to acquire more customers. Our ability to acquire new customers at varying price points and at a velocity that contributes positively to our growth will determine the extent to which we continue to invest in this area.

Similarly, product development and engineering costs will continue to remain a large portion of spend throughout 2022 and 2023. Our employee headcount overall will continue to increase throughout 2022 and 2023 as we grow our team.

We recently launched the Heroic platform on April 9, 2022, and continue to invest in team growth, partnerships and customer acquisition, customer research, and product development and engineering as we continue development–including the launch of Heroic social in 2023. As such, we believe our growth and profit margins may improve in the post-launch phase of Heroic social.

RELATED PARTY TRANSACTIONS

On the date of incorporation of Heroic, November 13, 2020, the company entered into a contribution agreement with Mr. Johnson, pursuant to which Mr. Johnson contributed certain assets to the company and the company assumed certain liabilities in exchange for 500,000 shares of the company's common stock. The company also entered into an unsecured note agreement with Mr. Johnson, with a principal amount of $21,999, bearing interest at 0.13% per annum. The note was to mature on November 13, 2021. The note payable was consideration for the purchase of the company's website domain. The company paid the full amount in January 2021.

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize and, together with his wife, the majority shareholder of Optimize. Mr. Johnson and his wife received 4,698,728 shares of Series 2 Common Stock in connection with the merger.

During the years ended December 31, 2021 and 2020, the company incurred a total of $2,827,225 and $63,600 expense to MetaLab Design Ltd. and Philip Stutz for consulting services, respectively. The company has an outstanding payable of $319,873 and $12,000 as of December 31, 2021 and December 31, 2020, respectively.

As of December 31, 2021, Mr. Johnson has a net receivable of $26,427 from the company.

On December 9, 2021, the company issued a convertible promissory note to Philip Stutz with a principal amount of $100,000 and accrued interest of $241 as of December 31, 2021.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- In 2020, the company entered into several convertible note agreements for a total principal amount of $950,000. Under the terms of these notes, the company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

  On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share.

- During 2021, the company raised gross proceeds of $9,999,929 through the issuance of 6,327,667 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

- In 2021, the company's Board of Directors authorized the issuance of up to $10,000,000 in original principal amount of convertible notes. As of August 1, the company has issued convertible promissory notes for an aggregate principal amount of $4,209,375.17 ("2021 Notes"). Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into shares of Series 1 Common Stock. The Reg D Offering of the 2021 Notes will be conducted concurrently with this offering.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Third Amended and Restated Certificate of Incorporation (the "Certificate") and does not purport to be complete and is qualified in its entirety by the Certificate and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company is offering up to $5,000,000 worth of CF Notes. The investment will be made through Heroic CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The company's Certificate provides that our authorized capital consists of 45,000,000 shares of Common Stock, par value $0.0001 per share, of which 30,200,000 are designated as Series 1 Common Stock and 14,800,000 are designated as Series 2 Common Stock, and 10,000,000 shares of Preferred Stock, par value $0.0001 per share, all of which are designated as Series Seed Preferred Stock. As of the date of this Offering Memorandum the company has 14,794,491 shares of Series 2 Common Stock and 7,752,170 shares of Series Seed Preferred Stock issued and outstanding.

Crowdfunding SPV

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering from the issuance of SPV interests will be received by the Crowdfunding SPV and invested immediately in the CF Notes issued by the company. The Crowdfunding SPV will be the legal owner of the CF Notes. Investors in this offering will own membership interests in the Crowdfunding SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the CF Notes (and the shares into which they convert) as if they had invested directly with the company.

Convertible Notes

The following is a summary of the basic terms and conditions of the Convertible Notes to be issued to Crowdfunding SPV pursuant to this offering (the "CF Notes").

Maturity Date

Unless converted earlier into company securities, the outstanding principal and unpaid accrued interest on the CF Notes will be due and payable at any time on or after December 31, 2023.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $100,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the CF Notes and the 2021 Notes) issued by the company, and (iii) any SAFEs issued by the company.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction (as defined herein) prior to the conversion of a CF Note or repayment of such CF Note, the holder of such CF Note may elect that either: (a) the company will pay the holder of such CF Note the outstanding principal balance and all accrued and unpaid interest of such CF Note; or (b) such CF Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of conversion by (ii) the amount equal to (x) $100,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion. "Corporate Transaction" means, with certain exceptions, (a) a sale, transfer or other disposition of all or substantially all of the company's assets, (b) a merger or consolidation of the company with or into another entity, or (c) a transfer (whether by merger, consolidation or otherwise) of 50% or more of the outstanding voting securities of the company or the surviving or acquiring entity.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the CF Notes, each CF Note will convert into that number of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of such conversion by (b) the quotient resulting from dividing (x) $100,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the CF Notes, except in the event of a Corporate Transaction to the extent that a holder of a CF Note elects to have such CF Note prepaid.

Restrictions on Transfer

The Note Purchase Agreement and subscription agreement contain "market stand-off" provisions in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the date of the final prospectus relating to the initial public offering ("IPO") of the company and ending on the date specified by the company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. The market stand-off will not apply if the investor sells any shares in an underwritten offering. The provision will only apply to the IPO and only if all the officers and directors are subject to the same restrictions and the company uses reasonable efforts to obtain a similar agreement from all stockholders that individually own more than 5% of the company's outstanding Common Stock. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the

IPO to effect the market stand-off. The Crowdfunding SPV agrees in the Note Purchase Agreement, and investors agree in the subscription agreement, not to dispose of any of the company's securities to the company's competitors, as determined in good faith by the company.

Additionally, the company's Amended and Restated Bylaws contain a right of first refusal provision which requires any shareholder to provide the company with written notice of its intention to sell or transfer their shares of stock. Such notice shall name the proposed transferee, state the number of shares to be transferred, provide the proposed consideration and describe any other terms and conditions of the proposed transfer. The company shall have 30 days upon receipt of the notice to exercise its option to purchase all or a portion of the share described in the notice at the price and upon the same terms described therein. The company may assign its rights of first refusal. The company's Amended and Restated Bylaws also restrict any sale, assignment, pledge or other transfer of the shares of its capital stock without the prior consent of the company, including a prohibition on transferring any securities of the company to a competitor, except in certain circumstances.

Proxy

The note purchase agreement that the Crowdfunding SPV will execute in connection with this offering grants an irrevocable proxy to the company's CEO to (i) vote all securities held of record by the Crowdfunding SPV (including any shares of the company's capital stock that the Crowdfunding SPV may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual holder and, if a holder, like the Crowdfunding SPV, is an entity, will survive the merger or reorganization of the holder or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of a holder (including any transferee of the holder). Any transferee of a holder must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Common Stock

The following is a description of the company's capital stock, including securities into which the CF Notes may convert in certain circumstances. The company is not selling shares of common or preferred stock in this offering.

Voting Rights

Each share of Series 1 Common Stock has one vote and each share of Series 2 Common Stock has ten votes.

Election of Directors

The holders of the Common Stock and Preferred Stock, voting together as a single class, are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders will be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Conversion of Series 2 Common Stock

Each share of Series 2 Common Stock is convertible into one (1) share of Series 1 Common Stock at the option of the holder. Each share of Series 2 Common Stock will convert automatically into one (1) share of Series 1 Common Stock upon (a) the affirmative vote of the holders of a majority in voting power of the outstanding Series 2 Common Stock or (b) a transfer of such share that is not a Permitted Transfer (as defined in the Certificate).

Preferred Stock

General

The company has the authority to issue up to 10,000,000 shares of Series Seed Preferred Stock.

Notice Rights regarding Dividends on Common Stock

The company may not declare, pay or set aside any dividends on shares of Common Stock unless at least 10 days' prior written notice is sent to the holders of Preferred Stock, provided that such notice requirement may be waived or shortened by the affirmative vote of the holders of a majority of the Preferred Stock.

Voting Rights

Each share of Series Seed Preferred Stock has one vote.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Series Seed Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets of the company to the holders of the Common Stock, an amount per share equal to $1.58035.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible at the option of the holder into one (1) share of Series 1 Common Stock, subject to adjustment. The Series Seed Preferred Stock will automatically be converted into Series 1 Common Stock immediately prior to the closing of a firm commitment underwritten initial public offering or at the close of business on the date of adoption of a resolution to convert all of the outstanding shares of Preferred Stock by the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock.

2021 Convertible Notes

On November 30, 2021, the company was authorized by its Board of Directors to offer up to $10,000,000 in original principal amount of convertible notes in a private placement under Regulation D (the private placement is referred to as the "Reg D Offering" and the notes sold in the Reg D Offering are referred to as the "2021 Notes"). The following is a summary of the basic terms and conditions of the 2021 Notes. The offering of the 2021 Notes is happening concurrently with this offering. As of August 1, 2022, the company has raised $4,209,375.17 in principal amount of 2021 Notes. The Reg D Offering will be conducted concurrently with this offering.

Maturity Date

Unless converted earlier into Company securities, the outstanding principal and unpaid accrued interest on the 2021 Notes will be due and payable at any time on or after December 31, 2023.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2021 Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2021 Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2021 Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $100,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of conversion by (ii) the amount equal to (x) $100,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of such conversion by (b) the quotient resulting from dividing (x) $100,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, except in the event of a Corporate Transaction to the extent that a holder of a 2021 Note elects to have such 2021 Note prepaid.

What it Means to be a Minority Holder

As an investor in the CF Notes of the company, if such notes convert into equity securities of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

DILUTION

Investors should understand the potential for dilution. If the CF Notes convert into equity securities of the company, an investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company filed an annual report for the year ended December 31, 2022. Any annual reports will be posted on the company's website, https://heroic.us/c-ar.

Compliance failure

The company believes that neither it nor the Crowdfunding SPV have previously failed to comply with the requirements of Regulation Crowdfunding beyond any "insignificant deviation" as set out in Rule 502 of Regulation CF.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://wefunder.com/heroic.

Heroic Enterprises, Public Benefit Corporation

A Delaware Public Benefit Corporation

Consolidated Financial Statements
December 31, 2021 and 2020

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

TABLE OF CONTENTS

FRUCI
&
ASSOCIATES II

A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Heroic Enterprises, Public Benefit Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heroic Enterprises, Public Benefit Corporation ("the Company") as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's revenue is collected in advance and is recognized over time. Calculations and accounting for the revenue require management's judgements related to the timing of their performance obligation and its estimates for refunds.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company's accounting for revenue and related accounts included the following, among others:

- Independent assessment of the Company's revenue recognition policy and compliance with ASC 606.

- Sampling and substantively testing revenue and related accounts.

- Independent assessment of the refund estimates, performing independent calculations and comparing the Company's conclusions as determined by the audit.

Accounting for Business Combinations – Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation. Both companies in the merger agreement were under common control.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company's accounting for the business combination included the following, among others:

- Gaining understanding of and independent analysis of the business combination.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2021.

Spokane, Washington
May 2, 2022

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,366,903	$ 980,077
Subscription receivable	500	500
Escrow receivable	81,357	43,721
Due from related party	26,427	26,427
Deferred offering costs	20,567	9,765
Prepaid expenses	265,345	1,375
Deposit	17,000	-
Total Current Assets	3,778,099	1,061,865
Non-Current Assets:		
Property and equipment, net	81,546	4,972
Intangible asset, net	40,271	21,082
Total Non-Current Assets	121,817	26,054
TOTAL ASSETS	$ 3,899,916	$ 1,087,919
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 444,398	$ 6,138
Accrued expenses	134,560	161,024
Deferred revenue	903,782	737,489
Sales tax payable	127,979	-
Due to related party	-	21,999
Due to Optimize stockholders	-	2,828,733
Convertible notes payable	-	950,000
Interest payable	-	1,212
Total Current Liabilities	1,610,719	4,706,595
Non-current Liabilities:		
Convertible notes payable, net of issuance costs	855,605	-
Interest payable	2,289	-
Total Non-current Liabilities	857,894	-
Total Liabilities	2,468,613	4,706,595
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized,		
7,752,170 and 670,175 shares issued and outstanding as of December 31, 2021		
and 2020, respectively	775	67
Series 1 Common Stock, $0.0001 par, 28,200,000 shares authorized,		
0 shares issued and outstanding as of December 31, 2021 and 2020	-	-
Series 2 Common Stock, $0.0001 par, 14,800,000 shares authorized,		
14,794,491 shares issued and outstanding as of December 31, 2021 and 2020	1,479	1,479
Treasury stock	(2,828,733)	(2,828,733)
Additional paid-in capital	12,634,501	1,840,727
Accumulated deficit	(8,376,719)	(2,632,216)
Total Stockholders' Equity/(Deficit)	1,431,303	(3,618,676)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 3,899,916	$ 1,087,919

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 2,245,375	$ 2,066,407
Operating Expenses:		
Product development and engineering	3,674,914	298,927
Legal and professional fees	1,153,992	631,496
Advertising	922,372	505,657
Salaries and wages	641,192	321,425
Marketing professional services	604,091	429,082
Customer support	130,771	61,186
Taxes and licenses	129,115	802
Merchant fees	99,308	105,923
Professional development and training	85,660	64,097
Software and subscriptions	78,146	55,567
Hosting fees	65,708	62,759
Office supplies	30,624	49,009
Insurance	29,135	16,866
Depreciation and amortization	26,376	3,016
Sales professional services	25,500	36,500
Utilities	7,112	12,690
Repairs and maintenance	3,815	37,079
Trade shows and conferences	940	34,817
Rent	179	18,103
Others	37,185	3,040
Total Operating Expenses	7,746,135	2,748,041
Loss from operations	(5,500,760)	(681,634)
Other Income/(Expense):		
Interest income	465	21
Interest expense - beneficial conversion feature	(238,700)	-
Interest expense	(5,463)	(1,212)
Others - net	(45)	10,000
Total Other Income/(Expense)	(243,743)	8,809
Provision for income taxes	-	-
Net loss	$ (5,744,503)	$ (672,825)
Weighted average common shares outstanding		
-Basic and Diluted	14,794,491	5,333,161
Net loss per common share		
-Basic and Diluted	$ (0.39)	$ (0.13)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

-4-

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2021 and 2020

	Series Seed Preferred Stock		Series 1 Common Stock		Series 2 Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	670,175	$ 67	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 1,840,727	$ (2,632,216)	$ (3,618,676)
Issuance of Series Seed Preferred Stock	6,327,667	633	-	-	-	-	-	-	9,999,294	-	9,999,927
Conversion of notes payable	754,328	75	-	-	-	-	-	-	953,622	-	953,697
Beneficial conversion feature	-	-	-	-	-	-	-	-	238,700	-	238,700
Offering costs	-	-	-	-	-	-	-	-	(397,842)	-	(397,842)
Net loss	-	-	-	-	-	-	-	-	-	(5,744,503)	(5,744,503)
Balance at December 31, 2021	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,634,501	$ (8,376,719)	$ 1,431,303
Balance at December 31, 2019	670,175	$ 67	-	$ -	4,698,728	$ 470	1,656,265	$ (2,828,733)	$ 1,841,211	$ (1,959,391)	$ (2,946,376)
Issuance of Series 2 common stock	-	-	-	-	10,095,763	1,009	-	-	(484)	-	525
Net loss	-	-	-	-	-	-	-	-	-	(672,825)	(672,825)
Balance at December 31, 2020	670,175	$ 67	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 1,840,727	$ (2,632,216)	$ (3,618,676)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

-5-

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (5,744,503)	$ (672,825)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation and amortization	26,376	3,016
Interest expense on convertible notes	4,774	1,212
Interest expense on beneficial conversion feature	238,700	-
Amortization of debt issuance costs	689	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in escrow receivable	(37,636)	(9,489)
(Increase)/Decrease in prepaid expenses	(263,970)	(1,375)
(Increase)/Decrease in deposit	(17,000)	5,000
Increase/(Decrease) in accounts payable	438,260	6,045
Increase/(Decrease) in accrued expenses	(26,464)	116,327
Increase/(Decrease) in deferred revenue	166,293	200,424
Increase/(Decrease) in sales tax payable	127,979	-
Net cash used in operating activities	(5,086,502)	(351,665)
Cash flows from investing activities		
Purchase of property and equipment	(91,872)	(3,708)
Purchase of website	(30,267)	(21,999)
Net cash used in investing activities	(122,139)	(25,707)
Cash flows from financing activities		
Repayment of related party loan	(21,999)	12,581
Payment to Optimize stockholders	(2,828,733)	-
Proceeds from issuance of convertible notes	872,134	950,000
Debt issuance costs	(17,218)	-
Proceeds from issuance of Series Seed Preferred Stock	9,999,927	-
Offering costs	(408,644)	(9,765)
Capital contribution	-	25
Redemption of shares	-	(12,500)
Net cash provided by financing activities	7,595,467	940,341
Net change in cash	2,386,826	562,969
Cash at beginning of the year	980,077	417,108
Cash at end of the year	$ 3,366,903	$ 980,077
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of notes payable to Series Seed Preferred Stock	$ 953,697	$ -

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are
an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Heroic Enterprises, Public Benefit Corporation (the "Company" or "Heroic") is a public benefit corporation organized on November 13, 2020 under the laws of Delaware. The Company's mission is to provide a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation ("Optimize"), a public benefit corporation organized on July 16, 2014 under the laws of Delaware and which was under common control with the Company. As a result of the merger, the separate corporate existence of Optimize ceased and the Company survived the merger.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include all accounts of Heroic Enterprises, Public Benefit Corporation and Optimize Enterprises, Public Benefit Corporation. All significant intercompany transactions have been eliminated in consolidation.

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. While Optimize Enterprises, Public Benefit Corporation was acquired in September 2021, as it was under common control, the merger was recognized retroactively in these financial statements as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the period presented.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Company is subject to regulatory risks, primarily around changing digital media regulations. The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its operations and financial results including shelter in place orders, economic hardships affecting funding for the Company, and effects on the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of the issuance date of these consolidated financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution and the Company had cash of $2,576,880 and $520,464 in excess of federally insured limits, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021 and 2020, deferred offering costs recognized were $20,567 and $9,765, respectively. The deferred offering costs in 2020 were charged to additional paid-in capital in 2021 upon the completion of the offering.

Property and Equipment, Intangible Asset

Property and equipment and intangible asset are recorded at cost, including transaction costs, less accumulated depreciation, amortization and any impairment in value, excluding the costs of day-to-day servicing. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which the Company estimated to be three years for its computer and equipment and website. The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible asset.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible asset during the year ended December 31, 2021 and 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible asset was recognized for the years ended December 31, 2021 and 2020.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Membership

The Company collects revenues in advance for its memberships and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the membership agreements with customers (i.e., to provide customer access to the online database of Company content) are satisfied through the passage of time of the underlying membership period, which are monthly, annually or lifetime. Monthly memberships are recognized upon completion of the month of service, annual memberships are recognized monthly over the membership period on a straight-line basis while lifetime memberships are recognized over a two-year period as the Company estimated that a user consumes/receives the most benefit from the membership during their first two years.

In October 2021, the Company changed its membership subscriptions to now be free for users. As a result, this revenue stream is no longer applicable after October 2021.

Coaching

The Company collects revenues in advance for its coaching services and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the coaching agreements with customers (i.e., to provide access to a class that contains specific content for that launched class) are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. Annual and lifetime plan revenues are recognized monthly over a one-year period on a straight-line basis. As the lifetime plan may be availed after attending the first class, the Company assessed that the customer will likely attend class up to another one year.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2021 and 2020, $81,357 and $43,721 of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheets.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $903,782 and $737,489 as of December 31, 2021 and 2020, respectively, recognized as deferred revenue in the consolidated balance sheets.

Refund Liabilities

A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The liability is measured at the amount the Company ultimately expects it will have to return to the customer. The Company updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of the reporting period.

As a result of changing membership subscriptions to now be free to users, the amounts received in advance by the Company under membership agreements became eligible to be refunded to the customers upon request.

As the obligation to refund customers occurred due to change in agreement terms which the Company initiated and approved after December 31, 2020, no refund liabilities were recognized as of December 31, 2020 associated with this change in agreement terms. The revenue recognized related to satisfied performance obligations for the year ended December 31, 2020 are also not adjusted for the effects of this refund obligation as the amounts recorded reflect the consideration the Company is entitled to receive for the satisfied performance obligation in accordance with ASC 606.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Disaggregated Revenue Information

	2021		2020
Type of service:			
Membership	$ 740,024	$	953,615
Coaching	1,505,351	$	1,112,792
Total revenue from contracts with customers	$ 2,245,375	$	2,066,407
Timing of revenue recognition:			
Services transferred over time	$ 2,245,375	$	2,066,407

Operating Expenses

The Company presents its operating expenses by nature in the categories presented in the statements of operations. The operating expenses are inclusive of all its operational expenses from the functions selling, general, and administrative ("SG&A").

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred and recorded as product development and engineering expenses on the statements of operations.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company records expense for stock-based awards issued with only service-based vesting conditions using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $8,376,719 as of December 31, 2021, has sustained net losses of $5,744,503 and $672,825 for the years ended December 31, 2021 and 2020, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce operating cash flows and/or to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NON-CURRENT ASSETS

As of December 31, 2021 and 2020, property and equipment and intangible asset consisted of the following:

	2021		
	Computer & equipment		Website
Cost	$ 103,081	$	102,711
Less: Accumulated depreciation and amortization	(21,535)		(62,440)
Net Book Value	$ 81,546	$	40,271

	2020		
	Computer & equipment		Website
Cost	$ 11,209	$	72,444
Less: Accumulated depreciation and amortization	(6,237)		(51,362)
Net Book Value	$ 4,972	$	21,082

The Company's intangible asset consists of website domains, which were purchased from third parties at the recorded cost.

Depreciation and amortization totaled $26,376 and $3,016 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, no impairment in value of property and equipment or intangible asset was recognized, and the cost of fully depreciated assets still being used

See accompanying Report of Independent Registered Public Accounting Firm by the Company amounted to $2,559 for property and equipment and $50,445 for intangible asset. Intangible assets with a cost basis of $52,266 and $21,999 have a weighted average remaining useful life of 2.32 and 2.87 years as of December 31, 2021 and 2020, all respectively, and will be recognized straight line over the remaining amortization period.

NOTE 5: PPP LOAN

In April 2020, the Company received a loan in the amount of $10,000 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan bears interest at a fixed rate of 1% per annum, with the first six months of interest deferred, has an initial term of two years and is unsecured and guaranteed by the Small Business Administration ("SBA"). Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

In December 2020, the loan was forgiven, and the amount was recognized as other income in the consolidated statement of operations.

NOTE 6: CONVERTIBLE NOTES

In 2020, the Company entered into several convertible note agreements for a total of $950,000 principal ("2020 Notes"). Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The Company incurred interest expense of $2,485 on 2020 Notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes. The Company issued convertible promissory notes for an aggregate principal amount of $872,134 ("2021 Notes"). Interest accrues at a simple rate of 4% per annum and the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the

Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

During the year ended December 31, 2021, interest expense on 2021 Notes amounted to $2,289. In conjunction with the 2021 Notes, the Company incurred fees of $17,218, which were reported as direct deduction from the face amount of the 2021 Notes and are amortized on the effective interest rate method to interest expense over the contractual life of the 2021 Notes.

NOTE 7: STOCKHOLDERS' EQUITY/(DEFICIT)

Prior to Merger (Heroic)

On November 13, 2020 (inception), the Company had authorized 1,000,000 shares of common stock at $0.001 par value. The Company issued to its founder and CEO 500,000 shares of common stock at par value of $0.001 per share.

The Company subsequently amended its articles of incorporation and divided common stock into two series designated as Series 1 Common Stock and Series 2 Common Stock and preferred stock was designated as Series Seed Preferred Stock. On December 8, 2020, the 500,000 shares of common stock issued and outstanding on November 13, 2020 (inception) were converted to Series 2 Common Stock. The Company issued an additional 9,595,763 shares of Series 2 Common stock at $0.0001 par value. All such shares, totalling to 10,095,763, are held by the Company's founder and CEO as of December 31, 2021 and 2020.

Prior to Merger (Optimize)

As of the date of the merger agreement, 741,500 shares of Optimize Series 1 Common Stock, 4,393,500 shares of Optimize Series 2 Common Stock, 451,000 shares of Optimize Series Seed-1 Preferred Stock and 1,090,414 shares of Optimize Series Seed-2 Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, and 22,100 options were granted and fully vested.

After Merger

As a result of the merger discussed in Note 1, each share of Optimize Series Seed-1 and Seed-2 Preferred Stock issued and outstanding immediately prior to the merger effective time were converted into one share of Optimize Series 1 Common Stock and then such shares were converted into the right described below.

Each share of Optimize Series 1 Common Stock issued and outstanding immediately prior to the merger effective time were converted into the right to receive, at the holder of such share's option, (i) $1.6901412 in cash for which an election to receive cash has been effectively made and not revoked

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

(a "Cash Election"); (ii) 1.0694727 shares of Heroic preferred stock for which an election to receive stock has been effectively made and not revoked (a "Stock Election"); or (iii) a combination of cash and shares of Heroic preferred stock for which an election has been effectively made and not revoked, either (x) with 75% of the Merger Consideration of such holder to be issued in shares of Heroic preferred stock and 25% in cash, or (y) 50% of the merger consideration of such holder to be issued in shares of Heroic preferred stock and 50% in cash, and, in each case, at a ratio of one share of Optimize Series 1 Common Stock to $1.6901412 in cash or one share of Optimize Series 1 Common Stock to 1.0694727 shares of Heroic Preferred Stock (a "Mixed Election").

Each share of Optimize Series 2 Common Stock issued and outstanding immediately prior to the merger effective time were converted into the right to receive 1.0694727 shares of Heroic Series 2 Common Stock.

Each outstanding option to acquire Optimize stock held by any Optimize employee or by any other person (each, a "Company Option") granted pursuant to the Optimize 2014 Stock Plan or otherwise, was not assumed by Heroic and was canceled and extinguished and the vested portion thereof was automatically converted into the right to receive a cash payment equal to the product obtained by multiplying (i) the aggregate number of shares of Optimize stock that were issuable upon exercise of such Company Option immediately prior to the merger effective time and (ii) $1.6901412 less the per share exercise price of such Option, minus any taxes required to be withheld from such product.

Based on Optimize stockholders' elections, 106,500 shares of Optimize Series 1 Common Stock, 47,500 shares of Optimize Series 1 Preferred Stock and 472,649 shares of Optimize Series 2 Preferred Stock were converted to 670,175 shares of Heroic Series Seed Preferred Stock. The holders of 635,000 shares of Optimize Series 1 Common Stock, 403,500 shares of Optimize Series 1 Preferred Stock and 617,765 shares of Optimize Series 2 Preferred Stock opted to receive cash which totalled $2,799,337, recorded as due to Optimize stockholders and treasury stock as of December 31, 2020. The Company paid the full amount in 2021.

The Optimize Series 2 Common Stock with issued and outstanding shares of 4,393,500 were converted to 4,698,728 shares of Heroic Series 2 Common Stock.

The fully vested options were converted into the right to receive cash amounting to $29,396, recorded as due to Optimize stockholders and treasury stock as of December 31, 2020. The Company paid the full amount in 2021.

The following is a summary of the issued and outstanding shares of Optimize and Heroic before and after the merger:

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

| | Prior merger | | After merger |
	Optimize	Heroic	Heroic
Common Stock			
Series 1 Common Stock	741,500	-	-
Series 2 Common Stock	4,393,500	10,095,763	14,794,491
Preferred Stock			
Series Seed-1 Preferred Stock	451,000	-	-
Series Seed-2 Preferred Stock	1,090,414	-	-
Series Seed Preferred Stock	-	-	670,175
Stock Plan			
Total Authorized Under Plan	365,000	-	-
Total Outstanding Under Plan	22,100	-	-
Total Exercised (or granted under SPA)	-	-	-
Total Available for Grant	342,900	-	-

Capital Restructuring

In order to provide an adequate number of authorized shares for the consummation of the Optimize merger and other merger transactions, the Company amended and restated its articles of incorporation increasing the total number of authorized shares of stock to 53,000,000, consisting of 43,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The common stock is divided into two series, designated as Series 1 Common Stock consisting of 28,200,000 shares, and as Series 2 Common Stock consisting of 14,800,000 shares. The preferred stock is designated as Series Seed Preferred Stock consisting of 10,000,000 shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock.

Conversion

Each share of Preferred Stock shall be convertible (i) at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable original issue price for the relevant series by the applicable conversion price for such series or (ii) automatically into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective conversion rate for such share upon (i) the closing of a firm commitment underwritten initial public offering covering the offer and sale of Common Stock or (ii) the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class.

Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock (i) at the option of the holder thereof at any time upon written notice to the Company or (ii) automatically into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the affirmative vote of the holders of Series 2 Common Stock representing a majority of the voting power of the outstanding shares of Series 2 Common Stock. In addition, each share of Series 2 Common Stock will automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the occurrence of a transfer of such share that is not a Permitted Transfer (as defined in the Company's Charter).

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of preferred stock held by such holder could be converted as of the record date, excluding fractional shares.

Each holder of shares of Series 1 Common Stock shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

Each holder of shares of Series 2 Common Stock shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

Series Seed Preferred Stock

On January 24, 2021, the outstanding principal and interest on the convertible notes payable was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share (see Note 6).

During 2021, the Company raised gross proceeds of $9,999,927 through the issuance of 6,327,667 shares of Series Seed Preferred Stock, in the aggregate, at a price per share of $1.58035 under a concurrent Regulation D and Regulation Crowdfunding stock offering.

As of December 30, 2021 and 2020, a total of 7,752,170 and 670,175 shares of Series Seed Preferred Stock are issued and outstanding.

2021 Equity Incentive Plan

On September 8, 2021, the Company's Board of Directors adopted and the Company's stockholders approved the 2021 Equity Incentive Plan which provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The aggregate number of shares of common stock that may be issued pursuant to stock awards from and after the effective date will not exceed 2,500,000 shares and the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 5,000,000 shares of common stock. No shares or options were granted as of December 31, 2021.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 8: RELATED PARTY TRANSACTIONS

On November 13, 2020 (inception), the Company entered into an unsecured note agreement with a principal amount of $21,999, bearing interest at 0.13% per annum. The note is payable to the Company's founder and CEO and matures on November 13, 2021. The note payable was consideration for the purchase of the website domain. The Company paid the full amount in January 2021.

As of December 31, 2021 and 2020, the Company has a net receivable of $26,427 from the Company's founder and CEO.

During the years ended December 31, 2021 and 2020, the Company incurred a total of $2,827,225 and $63,600 expense to its investors for consulting services, respectively. As of December 31, 2021 and 2020, the Company has an outstanding payable of $319,873 and $12,000, respectively.

On December 9, 2021, the Company issued convertible promissory note to its investor with a principal amount of $100,000 and accrued interest of $241 as of December 31, 2021.

See Note 1 and Note 2 for discussion of the related party acquisition in 2021.

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $1,379,647 and $225,344, respectively. The following table presents the deferred tax assets by source:

		2021		2020
Deferred tax assets:				
Net operating loss carryforwards	$	1,258,388	$	193,646
Depreciation and amortization		-		145
Charitable contribution		3,213		210
Cash to accrual differences		118,046		31,343
Valuation allowance		(1,379,647)		(225,344)
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $5,992,322 and $922,125, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on the financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019. Management believes that the adoption of ASU 2018-07 has no impact on the Company's consolidated financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management does not expect the adoption of ASU 2018-15 to have a material impact on the Company's consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 11: SUBSEQUENT EVENTS

Convertible Notes

Through the issuance of these consolidated financial statements, the Company has issued an additional original principal amount of $3,337,241 of convertible promissory notes in conjunction with 2021 Notes discussed in Note 6.

Management's Evaluation

Management has evaluated all subsequent events through May 2, 2022, the date the consolidated financial statements were available to be issued and determined there are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

Heroic CF SPV, LLC
A Delaware Limited Liability Company

Financial Statement and Independent Auditors' Report
April 21, 2022 (Inception)

HEROIC CF SPV, LLC
TABLE OF CONTENTS

FRUCI
& ASSOCIATES II
A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Heroic CF SPV, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Heroic CF SPV, LLC ("the Company") as April 21, 2022 (inception) and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 21, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statement, the Company has an has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2022.

Spokane, Washington
May 2, 2022

Heroic CF SPV, LLC
BALANCE SHEET
As of April 21, 2022 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)

Current Liabilities:

Due to a related party	$	-
Total Current Liabilities		-
Member's Equity/(Deficit)		-
Total Member's Equity/(Deficit)		-
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$	-

See accompanying Report of Independent Registered Accounting Firm and accompanying notes, which are an integral part of this financial statement.

-2-

Heroic CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENT
As of April 21, 2022 (inception)

NOTE 1: NATURE OF OPERATIONS

Heroic CF SPV, LLC (the "Company") was incorporated on April 21, 2022 under the laws of the State of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company is headquartered in Austin, Texas. The Company's manager is Heroic Enterprises, Public Benefit Corporation.

As of April 21, 2022 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 21, 2022 (inception), the Company has not established a deposit account with a financial institution.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal

or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of April 21, 2022 (inception).

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of April 21, 2022 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY/(DEFICIT)

The Company is a Limited Liability Company formed on April 21, 2022. It will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company's manager is Heroic Enterprises, Public Benefit Corporation.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through May 2, 2022, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION", FILED IN THIS OFFICE ON THE TENTH DAY OF AUGUST, A.D. 2022, AT 1:05 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

4144242 8100

SR# 20223227025

Authentication: 204131799

Date: 08-10-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: 5A4E95CD-2497-4AE9-B1D5-7080A899535D

CERTIFICATE OF AMENDMENT TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

Heroic Enterprises, Public Benefit Corporation, a public benefit corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the sole director of the Corporation duly adopted resolutions setting forth a proposed amendment to the Third Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and recommending it to the stockholders of the Corporation for consideration thereof, by written consent without a meeting in accordance with the procedures established by Section 141(f) of the Delaware General Corporation Law, and agreed that the resolutions shall have the same force and effect as though duly taken and adopted at a meeting of the Board of Directors of the Corporation duly called and legally held. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Third Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered "ARTICLE IV" so that, as amended, said Article shall be and read as follows:

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is fifty-five million (55,000,000), consisting of forty-five million (45,000,000) shares of Common Stock, $0.0001 par value per share (the "**Common Stock**"), and ten million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). The Common Stock shall be divided into two series, designated as "**Series 1 Common Stock**," which shall consist of thirty million two hundred thousand (30,200,000) shares, and as "**Series 2 Common Stock**," which shall consist of fourteen million eight hundred thousand (14,800,000) shares. The Preferred Stock shall be designated as "**Series Seed Preferred Stock**," which shall consist of ten million (10,000,000) shares.

SECOND: That thereafter, the stockholders holding outstanding shares of capital stock of the Corporation with the necessary number of votes as required by statute that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, waived all requirements as to notice of a meeting and signed a consent approving the amendment, and agreed that it shall have the same force and effect as though duly taken and adopted at a formal special meeting, pursuant to Section 228(a) of the General Corporation Law of the State of Delaware;

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:05 PM 08/10/2022
FILED 01:05 PM 08/10/2022
SR 20223227025 - File Number 4144242

DocuSign Envelope ID: 5A4E95CD-2497-4AE9-B1D5-7080A899535D

IN WITNESS WHEREOF, the undersigned, on behalf of the Corporation, has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed this 10th day of August, 2022.

By: *Brian Johnson*

Authorized Officer

Title: CEO and President

Name: Brian Johnson

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"OPTIMIZE ENTERPRISES, PUBLIC BENEFIT CORPORATION", A

DELAWARE CORPORATION,

WITH AND INTO "HEROIC ENTERPRISES, PUBLIC BENEFIT

CORPORATION" UNDER THE NAME OF "HEROIC ENTERPRISES, PUBLIC

BENEFIT CORPORATION", A CORPORATION ORGANIZED AND EXISTING UNDER

THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS

OFFICE ON THE THIRTIETH DAY OF SEPTEMBER, A.D. 2021, AT 12:38

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

4144242 8100M
SR# 20213388920

Authentication: 204297983
Date: 09-30-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: E53CB9E8-6566-43A1-88A1-1C69B03BCAB6

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Heroic Enterprises, Public Benefit Corporation, and the name of the corporation being merged into this surviving corporation is Optimize Enterprises, Public Benefit Corporation.

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

THIRD: The name of the surviving corporation is Heroic Enterprises, Public Benefit Corporation, a Delaware corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be amended and restated as set forth in the Third Amended and Restated Certificate of Incorporation attached hereto as Exhibit A.

FIFTH: The merger is to become effective on September 30, 2021.

SIXTH: The Agreement and Plan of Merger is on file at 913 Main Street, Bastrop, Texas 78602, the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 30th day September, A.D., 2021.

Heroic Enterprises, Public Benefit Corporation

DocuSigned by:

By: _Brian Johnson_
08EED0B583E2439...

Authorized Officer
Name: Brian Johnson
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 09/30/2021
FILED 12:38 PM 09/30/2021
SR 20213388920 - File Number 4144242

EXHIBIT A

**THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION**

(attached)

THIRD AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

(A PUBLIC BENEFIT CORPORATION)

ARTICLE I

The name of the corporation is Heroic Enterprises, Public Benefit Corporation (the "**Corporation**").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**"). The specific public benefit purpose of the Corporation is to produce a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Ave., Dover, Kent County, Delaware 19901, and its registered agent at such address is Capitol Services, Inc.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is fifty-three million (53,000,000), consisting of forty-three million (43,000,000) shares of Common Stock, $0.0001 par value per share (the "**Common Stock**"), and ten million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). The Common Stock shall be divided into two series, designated as "**Series 1 Common Stock**," which shall consist of twenty-eight million two hundred thousand (28,200,000) shares, and as "**Series 2 Common Stock**," which shall consist of fourteen million eight hundred thousand (14,800,000) shares. The Preferred Stock shall be designated as "**Series Seed Preferred Stock**," which shall consist of ten million (10,000,000) shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. <u>Definitions</u>. For purposes of this ARTICLE V, the following definitions shall apply:

(a) "**Distribution**" shall mean (i) the transfer of cash or other property without consideration whether by way of dividend or otherwise other than dividends on Common Stock payable in Common Stock, or (ii) the purchase or redemption of shares of capital stock of the Corporation by the Corporation for cash or property other than (A) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (B) repurchases of Common Stock or Preferred Stock issued to or held by any stockholder (including without limitation employees, officers, directors or consultants

-2-

of the Corporation or its subsidiaries) pursuant to rights of first refusal contained in agreements providing for such right or in the bylaws of the Corporation, (C) repurchases of capital stock of the Corporation in connection with the settlement of any dispute between the Corporation and one or more stockholders, and (D) any other repurchase or redemption of capital stock of the Corporation approved by the holders of a majority in voting power of the outstanding Common Stock and Preferred Stock, each voting as separate classes.

(b) **"Recapitalization"** shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(c) **"Series Seed Conversion Price"** shall mean $1.58035 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(d) **"Series Seed Liquidation Preference"** shall mean $1.58035 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) **"Series Seed Original Issue Price"** shall mean $1.58035 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

2. Liquidation Rights

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share of Preferred Stock held by them equal to the Series Seed Liquidation Preference specified for such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b)   Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

(c)   Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d)   Reorganization. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock by the Corporation for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly owned subsidiary immediately following such transaction or transactions, of its parent); or (ii) a sale, lease or exchange of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, except where such sale, lease or other disposition is to a wholly owned subsidiary of the Corporation. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to the holders of Preferred Stock by the affirmative vote or written consent of the holders of a majority in voting power of the outstanding shares of Preferred Stock, voting as a single class.

(e)   Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i)   if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii)   if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 2(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

3.   Conversion of Preferred Stock. The holders of the Preferred Stock shall have conversion rights as follows:

(a)   Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable Original Issue Price for the relevant series by the applicable Conversion Price for such series. (The number of shares of Series 1 Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 3, the Conversion Rate for such series shall be appropriately increased or decreased, respectively.

(b)   Automatic Preferred Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of Common Stock, or (ii) at the close of business on the date of adoption by the affirmative vote or written consent of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class, of a resolution to convert all of the then outstanding shares of Preferred Stock into shares of Series 1 Common Stock (each of the events referred to in (i) and (ii) is referred to herein as an "**Automatic Preferred Conversion Event**").

(c)   Mechanics of Conversion. No fractional shares of Series 1 Common Stock shall be issued upon the conversion of any shares of Preferred Stock. In lieu of any fractional shares

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of Series 1 Common Stock to which a holder would otherwise be entitled to receive upon a conversion of shares of Preferred Stock pursuant to this Section 3, the Corporation shall pay such holder cash in an amount equal to such fraction multiplied by the then fair market value of a share of Series 1 Common Stock, as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Series 1 Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Preferred Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further,* however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Series 1 Common Stock issuable upon such Automatic Preferred Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic

Preferred Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Series 1 Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Series 1 Common Stock shall not then be actually delivered to such holder.

(d) Adjustments for Subdivisions or Combinations of Series 1 Common Stock. In the event the outstanding shares of Series 1 Common Stock shall be subdivided (by stock split, reclassification, payment of a stock dividend or otherwise), into a greater number of shares of Series 1 Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series 1 Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series 1 Common Stock, the Conversion Price of each Series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, reclassification, payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above ("**Liquidation Rights**"), if the Series 1 Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Series 1 Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Series 1 Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Series 1 Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(h)   Notices of Record Date. In the event that the Corporation shall propose at any time:

(i)   to declare any Distribution upon its Series 1 Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)   to effect any reclassification or recapitalization of its Series 1 Common Stock outstanding involving a change in the Series 1 Common Stock; or

(iii)   to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 2(d); then, in connection with each such event, the Corporation shall send to the holders of the Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Series 1 Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series 1 Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Series 1 Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Series 1 Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series 1 Common Stock to such number of shares as shall be sufficient for such purpose.

4.   Conversion of Series 2 Common Stock.

(a)   Optional Conversion. Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Series 2 Common Stock shall be entitled to convert the same into full shares of Series 1 Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series 2 Common Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Common Conversion, the outstanding shares of Series 2 Common Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further,* however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Series 1 Common Stock issuable upon such Automatic Common Conversion Event unless either the certificates evidencing such shares of Series 2 Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Common Conversion Event, each holder of record of shares of Series 2 Common Stock shall be deemed to be the holder of record of the Series 1 Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series 2 Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series 2 Common Stock, or that the certificates evidencing such shares of Series 1 Common Stock shall not then be actually delivered to such holder.

(b)   <u>Automatic Common Conversion.</u> Each share of Series 2 Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock immediately prior to the close of business on the earlier of the date, if any, specified by the affirmative vote of the holders of Series 2 Common Stock representing not less than a majority of the voting power of the outstanding shares of Series 2 Common Stock, voting separately as a single class (the "**Automatic Common Conversion**"). The Corporation shall provide notice of the Automatic Common Conversion of shares of Series 2 Common Stock pursuant to this Section 4(b) to record holders of such shares of Series 2 Common Stock as soon as practicable following the Automatic Common Conversion; *provided, however*, that the Corporation may satisfy such notice requirements by providing such notice prior to the Automatic Common Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law of the State of Delaware; *provided, however*, that no failure to give such notice nor any defect therein shall affect the validity of the Automatic Common Conversion. Upon and after the Automatic Common Conversion, the person registered on the Corporation's books as the record holder of the shares of Series 2 Common Stock so converted immediately prior to the Automatic Common Conversion shall be registered on the Corporation's books as the record holder of the shares of Series 1 Common Stock issued upon Automatic Common Conversion of such shares of Series 2 Common Stock, without further action on the part of the record holder thereof. Immediately upon the effectiveness of the Automatic Common Conversion, the rights of the holders of shares of Series 2 Common Stock as such shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Series 1 Common Stock into which such shares of Series 2 Common Stock were converted.

(c)   Conversion on Transfer. Each share of Series 2 Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock, upon the occurrence of a

Transfer (as defined herein), other than a Permitted Transfer (as defined herein), of such share of Series 2 Common Stock.

(d)   Definitions. For purposes only of this Section 4:

(i)   **"Family Member"** shall mean with respect to any natural person who is a Qualified Stockholder (as defined below), the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

(ii)   **"Qualified Stockholder"** shall mean (i) the record holder of a share of Series 2 Common Stock; (ii) each natural person who Transferred shares of capital stock of the Corporation to a Permitted Entity that is or becomes a Qualified Stockholder; (iii) each natural person who Transferred shares of, or equity awards for, Series 2 Common Stock (including any Option exercisable or Convertible Security exchangeable for or convertible into shares of Series 2 Common Stock) to a Permitted Entity that is or becomes a Qualified Stockholder; and (iv) a Permitted Transferee.

(iii)   **"Permitted Entity"** shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

(iv) **"Transfer"** of a share of Series 2 Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Series 2 Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; *provided*, *however*, that the following shall not be considered a "Transfer" within the meaning of this Section 4:

(1) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(2) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Series 2 Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(3) entering into a voting trust, agreement or arrangement (with or without granting a proxy) with stockholders who are holders of Preferred Stock (with or without stockholders who are holders of Common Stock); or

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(4)   the pledge of shares of Series 2 Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; *provided*, *however*, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer.

A Transfer shall also be deemed to have occurred with respect to a share of Series 2 Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are holders of voting securities of any such entity or Parent of such entity.

(v)   **"Parent"** of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

(vi)   **"Permitted Transfer"** shall mean, and be restricted to, any Transfer of a share of Series 2 Common Stock:

(1)   by a Qualified Stockholder to (A) one or more Family Members of such Qualified Stockholder, or (B) any Permitted Entity of such Qualified Stockholder; or

(2)   by a Permitted Entity of a Qualified Stockholder to (A) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (B) any other Permitted Entity of such Qualified Stockholder.

(vii)   **"Permitted Transferee"** shall mean a transferee of shares of Series 2 Common Stock received in a Transfer that constitutes a Permitted Transfer.

(viii)   **"Permitted Trust"** shall mean a bona fide trust where each trustee is (i) a Qualified Stockholder, (ii) a Family Member or (iii) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

(ix)   **"Voting Control"** shall mean, with respect to a share of Series 2 Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

(x)   **"Convertible Securities"** shall mean securities (other than shares of Series 2 Common Stock) convertible into or exchangeable for Series 1 Common Stock or Series 2 Common Stock, either directly or indirectly.

(xi)   **"Options"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Series 1 Common Stock, Series 2 Common Stock or Convertible Securities.

(e)   Reservation. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series 1 Common Stock solely for the purpose of effecting the conversion of the shares of the Series 2 Common Stock, such number of its shares of Series 1 Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series 2 Common Stock; and if at any time the number of authorized but unissued shares of Series 1 Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series 2 Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series 1 Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Common Stock and Preferred Stock shall vote together as a single class, and not as separate classes.

(b) No Series Voting. Except as otherwise expressly provided herein or as required by law, all series of any class of stock shall vote together as a single class, and not as separate series.

(c) Preferred Stock. Each holder of Preferred Stock shall be entitled to vote on each matter submitted to a vote of the stockholders generally, and each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date; provided, however, that fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded.

(d)   Adjustment in Authorized Common Stock. The number of authorized shares of Series 1 Common Stock or Series 2 Common Stock may be increased or decreased (but not below the number of shares of Series 1 Common Stock or Series 2 Common Stock then outstanding) by an affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon.

(e)   Series 1 Common Stock. Each holder of shares of Series 1 Common Stock, as such, shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

(f)   Series 2 Common Stock. Each holder of shares of Series 2 Common Stock, as such, shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

6.   Amendments and Changes. As long as any shares of Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least a majority in voting power of the outstanding shares of the Preferred Stock amend, alter or repeal any provision of this Third Amended and Restated Certificate of Incorporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions of the Preferred Stock or any series thereof.

7.   Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 3, repurchased or otherwise reacquired by the Corporation, the shares so converted, repurchased or otherwise reacquired shall be retired and cancelled and shall not be issuable by the Corporation as shares of Preferred Stock.

8.   Reissuance of Series 2 Common Stock. In the event that any shares of Series 2 Common Stock shall be converted pursuant to Section 4, repurchased or otherwise reacquired by the Corporation, the shares so converted, repurchased or otherwise reacquired shall be retired and cancelled and shall not be issuable by the Corporation as shares of Series 2 Common Stock.

9.   Certain Distributions. For purposes of Section 500 of the California Corporations Code, distributions by the Corporation may be made without regard to any preferential rights or preferential dividends arrears amount.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall provide otherwise.

ARTICLE VIII

The number of directors which shall constitute the initial Board of Directors of the Corporation shall be one. Thereafter, unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.   To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

2.   The Corporation shall have the power to indemnify, to the fullest extent permitted by the General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.   Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

4.   Any failure of a director without a conflict of interest (as described in Section 365(c) of the Delaware General Corporation Law) to satisfy a balancing requirement in Section 365 of the General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the General Corporation Law, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

ARTICLE XI

1.   The Corporation shall (i) provide its stockholders a public benefit statement satisfying the requirements of Section 366(b) of the General Corporation Law (the "**Statement**") no less than annually, and (ii) use a third-party standard in connection with, and attain a periodic third party certification addressing, the Corporation's promotion of the public benefits identified in this Third Amended and Restated Certificate of Incorporation and the best interests of those materially affected by the Corporation's conduct.

2.   For purposes of this Article XI, the term "third-party standard" shall mean a credible standard for defining, reporting, and assessing the Corporation's performance in achieving the public benefits identified in this Third Amended and Restated Certificate of Incorporation that: (i) assesses the effect of the Corporation's business and operations on all of the interests materially

affected by the Corporation's conduct; (ii) is developed by an organization that is not under the control of the Corporation and its affiliates; (iii) has information publicly available concerning (A) the criteria and relative weighting of the standard uses to assess the Corporation's performance in achieving the public benefits identified in this Third Amended and Restated Certificate of Incorporation, (B) the process by which the standard is developed and revised, and (C) the independence of the organization that developed and/or revised the standard vis-à-vis the Corporation and its controlled affiliates and its and their directors, officers, managers, employees and agents.

AMENDED AND RESTATED BYLAWS

OF

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

AMENDED AND RESTATED BYLAWS OF
HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

ARTICLE I
STOCKHOLDERS

1.1   Place of Meetings. All meetings of stockholders of the corporation (as defined herein) shall be held at such place (if any) within or without the State of Delaware as may be designated from time to time by the Board of Directors, the President or Chief Executive Officer. For all purposes of these Bylaws, the term "corporation" shall refer to Heroic Enterprises, Public Benefit Corporation, a public benefit corporation formed under Subchapter XV of the Delaware General Corporation Law, and the term "Bylaws" shall refer to these Amended and Restated Bylaws of the corporation, as may be amended from time to time.

1.2   Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date to be fixed by the Board of Directors at the time and place to be fixed by the Board of Directors and stated in the notice of the meeting. In lieu of holding an annual meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any annual meeting of stockholders may be held solely by means of remote communication.

1.3   Special Meetings. Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or the holders of record of not less than 10% of all shares entitled to cast votes at the meeting, for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place (if any), on such date and at such time as the Board may fix. In lieu of holding a special meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication. Business transacted at any special meeting of stockholders shall be confined to the purpose or purposes stated in the notice of meeting. Upon request in writing sent by registered mail to the President or Chief Executive Officer by any stockholder or stockholders entitled to request a special meeting of stockholders pursuant to this Section 1.3, and containing the information required pursuant to Sections 1.10 and 2.15, as applicable, the Board of Directors shall determine a place and time for such meeting, which time shall be not less than 10 nor more than 30 days after the receipt of such request and a record date for the determination of stockholders entitled to vote at such meeting shall be fixed by the Board of Directors, in advance, which shall not be more that 15 days nor less than 10 days before the date of such meeting. Following such receipt of a request and determination by the Secretary of the validity thereof, it shall be the duty of the Secretary to present the request to the Board of Directors, and upon Board action as provided in this Section 1.3, to cause notice to be given to the stockholders entitled to vote at such meeting, in the manner set forth in Section 1.4, hereof, that a meeting will be held at the place, if any, and time so determined, for the

1

purposes set forth in the stockholder's request, as well as any purpose or purposes determined by the Board of Directors in accordance with this Section 1.3.

1.4   Notice of Meetings.

(a)   Written notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or as required by law (meaning here and hereafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation). The notice of any meeting shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation.

(b)   Subject to the provisions of the Delaware General Corporation Law, notice to stockholders may be given by personal delivery, mail, or, with the consent of the stockholder entitled to receive notice, by facsimile or other means of electronic transmission, provided that no such consent is required for notice by electronic mail (email) unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the Delaware General Corporation Law. A notice by electronic mail must include a prominent legend that the communication is an important notice of the corporation (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the corporation who is available to assist with accessing such files and information). Notwithstanding the foregoing, a notice may not be given by electronic transmission from and after the time that (i) the corporation is unable to deliver by such electronic transmission two consecutive notices by the corporation and (ii) such inability becomes known to the secretary or assistant secretary of the corporation or to the transfer agent or other person responsible for the giving notice, provided, however, that the inadvertent failure to such inability shall not invalidate any meeting or other action. If mailed, such notice shall be delivered by U.S. mail, postage prepaid, directed to each stockholder at such stockholder's address as it appears in the records of the corporation and shall be deemed given when deposited in the United States mail. If delivered by courier service, the notice shall be deemed given upon the earlier of when the notice is received or left at such stockholder's address. Notice given by electronic transmission pursuant to this subsection shall be deemed given: (1) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address of the stockholder; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c)   Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either in a writing signed by such stockholder or by electronic transmission by the stockholder, whether such waiver is given before or after such meeting is held. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of object at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

1.5   Voting List.   The officer who has charge of the stock ledger of the corporation shall prepare, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order for each class of stock and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, in the manner provided by law. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present. This list shall determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6   Quorum.   Except as otherwise provided by law or these Bylaws, the holders of a majority of the shares of the capital stock of the corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. Where a separate class vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

1.7   Adjournments.   Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or, in the absence of such person, by any officer entitled to preside at or to act as secretary of such meeting, or by the holders of a majority of the shares of stock present or represented at the meeting and entitled to vote, although less than a quorum. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxy holders may be

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deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8   Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this Section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission.

1.9   Action at Meeting. When a quorum is present at any meeting, any election of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election, and any other matter shall be determined by a majority in voting power of the shares entitled to vote on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of the voting power of the shares of each such class entitled to vote on the matter) shall decide such matter, except when a different vote is required by express provision of law, the Certificate of Incorporation or these Bylaws.

All voting, including on the election of directors, but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his or her proxy, a vote by ballot shall be taken. Each ballot shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. The corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as an alternate inspector to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability.

1.10   Conduct of Business. At every meeting of the stockholders, the Chairman of the Board, or, in his or her absence, the President, or, in his or her absence, such other person as may be appointed by the Board of Directors, shall act as chairman. The Secretary of the corporation or a person designated by the chairman of the meeting shall act as secretary of the meeting. Unless otherwise approved by the chairman of the meeting, attendance at the stockholders' meeting is restricted to stockholders of record,

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persons authorized in accordance with Section 1.8 of these Bylaws to act by proxy, and officers of the corporation.

The chairman of the meeting shall call the meeting to order, establish the agenda, and conduct the business of the meeting in accordance therewith or, at the chairman's discretion, it may be conducted otherwise in accordance with the wishes of the stockholders in attendance. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

The chairman shall also conduct the meeting in an orderly manner, rule on the precedence of, and procedure on, motions and other procedural matters, and exercise discretion with respect to such procedural matters with fairness and good faith toward all those entitled to take part. Without limiting the foregoing, the chairman may (a) restrict attendance at any time to bona fide stockholders of record and their proxies and other persons in attendance at the invitation of the presiding officer or Board of Directors, (b) restrict use of audio or video recording devices at the meeting, and (c) impose reasonable limits on the amount of time taken up at the meeting on discussion in general or on remarks by any one stockholder. Should any person in attendance become unruly or obstruct the meeting proceedings, the chairman shall have the power to have such person removed from the meeting. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 1.10. The chairman of a meeting may determine and declare to the meeting that any proposed item of business was not brought before the meeting in accordance with the provisions of this Section 1.10 and Section 1.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

1.11 Stockholder Action Without Meeting. Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to the corporation in the manner required by the Delaware General Corporation Law. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of stockholders to take action are delivered to the corporation within 60 days of the first date on which a consent is so delivered. All such consents shall be filed with the Secretary of the corporation and shall be maintained in the corporate records. Prompt notice of the taking of a corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

An electronic transmission consenting to an action to be taken and transmitted by a stockholder, or by a proxy holder or other person authorized to act for a stockholder, shall be deemed to be written, signed and dated for the purpose of this Section 1.11, provided that such electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or by a person authorized to act for the stockholder and (ii) the date on which such stockholder or authorized person transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded.

1.12 <u>Meetings by Remote Communication</u>. If authorized by the Board of Directors, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

ARTICLE II
BOARD OF DIRECTORS

2.1 <u>General Powers</u>. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2.2 <u>Number and Term of Office</u>. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors shall initially be one (1) and, thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

2.3 <u>Vacancies and Newly Created Directorships</u>. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (including removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders), or by the sole remaining director, or, to the extent required by the Certificate of Incorporation, by the stockholders, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires or until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

2.4   Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the President, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

2.5   Removal. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

2.6   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.7   Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or two or more directors and may be held at any time and place, within or without the State of Delaware.

2.8   Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by whom it is not waived by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile to his last known facsimile number, or delivering written notice by hand to his last known business or home address, at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

2.9   Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.10 Quorum. A majority of the total number of authorized directors shall constitute a quorum at any meeting of the Board of Directors. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

2.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these Bylaws.

2.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware General Corporation Law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

2.14   Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

2.15   Nomination of Director Candidates. Subject to the rights of holders of any class or series of Preferred Stock then outstanding, nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) any stockholder entitled to vote in the election of Directors.

ARTICLE III
OFFICERS

3.1   Enumeration. The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer, a Chief Financial Officer and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board and one or more Vice Presidents and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2   Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Officers may be appointed by the Board of Directors at any other meeting.

3.3   Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4   Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

3.5   Resignation and Removal. Any officer may resign by delivering his written resignation to the corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

3.6   Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, he shall preside at all meetings of the Board of Directors.

3.7   Chief Executive Officer. The Chief Executive Officer of the corporation shall, subject to the direction of the Board of Directors, have general supervision, direction and control of the business and the officers of the corporation. He shall preside at all meetings of the stockholders and, in the absence or nonexistence of a Chairman of the Board, at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, including general supervision, direction and control of the business and supervision of other officers of the corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

3.8 <u>President</u>. Subject to the direction of the Board of Directors and such supervisory powers as may be given by these Bylaws or the Board of Directors to the Chairman of the Board or the Chief Executive Officer, if such titles be held by other officers, the President shall have general supervision, direction and control of the business and supervision of other officers of the corporation. Unless otherwise designated by the Board of Directors, the President shall be the Chief Executive Officer of the corporation. The President shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. He or she shall have power to sign stock certificates, contracts and other instruments of the corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the corporation, other than the Chairman of the Board and the Chief Executive Officer.

3.9 <u>Vice Presidents</u>. Any Vice President shall perform such duties and possess such powers as the Board of Directors or the President may from time to time prescribe. In the event of the absence, inability or refusal to act of the President, the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the President and when so performing shall have at the powers of and be subject to all the restrictions upon the President. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.10 <u>Secretary and Assistant Secretaries</u>. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the President may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of stockholders and the Board of Directors, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer, the President or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.

3.11   Treasurer. The Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the corporation, to maintain the financial records of the corporation, to deposit funds of the corporation in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the corporation.

3.12   Chief Financial Officer. The Chief Financial Officer shall perform such duties and shall have such powers as may from time to time be assigned to him by the Board of Directors, the Chief Executive Officer or the President. Unless otherwise designated by the Board of Directors, the Chief Financial Officer shall be the Treasurer of the corporation.

3.13   Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.14   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE IV
CAPITAL STOCK

4.1   Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any unissued balance of the authorized capital stock of the corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

4.2   Certificates of Stock. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series of its stock shall be uncertificated shares; provided, however, that no such resolution shall apply to shares represented by a certificate until such certificate is surrendered to the corporation. Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by him in the corporation. Each such certificate shall be signed by, or in the name of the corporation by, the Chairman or Vice Chairman, if any, of the Board of Directors, or the President or a Vice President, and the Treasurer or an Assistant Treasurer, or the

Secretary or an Assistant Secretary of the corporation. Any or all of the signatures on the certificate may be a facsimile.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, the Bylaws, applicable securities laws or any agreement among any number of shareholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

4.3   Transfers.   Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law, shares of stock may be transferred on the books of the corporation: (i) in the case of shares represented by a certificate, by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or authenticity of signature as the corporation or its transfer agent may reasonably require; and (ii) in the case of uncertificated shares, upon the receipt of proper transfer instructions from the registered owner thereof. Except as may be otherwise required by law, the Certificate of Incorporation or the Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these Bylaws.

4.4   Lost, Stolen or Destroyed Certificates.   The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, or it may issue uncertificated shares if the shares represented by such certificate have been designated as uncertificated shares in accordance with Section 4.2, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5   Record Date.   The Board of Directors may fix in advance a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, concession or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted and shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action by the Board of Directors is necessary shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

   4.6 Restrictions on Transfer; Right of First Refusal.

     (a) No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 4.6(a):

     (1) If the stockholder desires to sell or otherwise transfer any of his shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

     (2) For 30 days following receipt of such notice, the corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 4.6(a), the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below Section 4.6(a)(4).

     (3) The corporation may assign its rights hereunder.

     (4) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; *provided*, that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(5)   In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Section 4.6(a) in the same manner as before said transfer.

(6)   If a stockholder is subject to an agreement to which the corporation is party which subjects the stockholder to a right of first refusal with respect to a transfer of shares of common stock, the right of first refusal provisions in such agreement shall govern instead of this Section 4.6(a).

(b)   In addition to the restriction set forth in Section 4.6(a) above, no stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise without the prior consent of the corporation, upon duly authorized action of its Board of Directors. Without in any way limiting the basis on which the corporation may elect not to consent to a sale, assignment, pledge or transfer, the corporation does not at any time intend to consent to any requested sale, assignment, pledge or transfer (i) to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly, or (ii) if such sale, assignment, pledge or transfer increases the risk of the corporation being required to register a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and Rule 12g5-1 promulgated thereunder, or otherwise requiring the corporation to register any class of securities under the Securities Exchange Act of 1934, as amended; or (iii) if such sale, assignment, pledge or transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such sale, assignment, pledge or transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such sale, assignment, pledge or transfer is to be effected in a brokered transaction; or (vi) if such sale, assignment, pledge or transfer represents a sale, assignment, pledge or transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee. All shares sold, assigned, pledged or transferred with the corporation's consent pursuant to this Section 4.6(b) shall continue to be subject to the provisions of this Section 4.6(b) in the same manner as before said sale, assignment, pledge or transfer.

(c)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 4.6:

(1)   A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's

14

immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used in this Section 4.6 shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

      (2)   A stockholder's transfer of any or all of such stockholder's shares to the corporation pursuant to a stock restriction agreement or other agreement between the corporation and the stockholder.

      (3)   A stockholder's transfer of any or all such stockholder's shares to the public pursuant to a registration statement filed with, and declared effective by, the Securities Exchange Commission under the Securities Act of 1933, as amended.

      (4)   A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

      (5)   A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

      (6)   A transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners.

      (7)   A transfer by a stockholder that is a limited liability company to any or all of its members or former members.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 4.6, and there shall be no further transfer of such stock except in accord with this Section 4.6.

      (d)   The provisions of this Section 4.6 may be waived with respect to any transfer either by the corporation, upon duly authorized action of the Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 4.6 may be amended or repealed either by a duly authorized action of the Board of Directors, or by the stockholders upon the express written consent of the owners of a majority of the voting power of the corporation.

      (e)   Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Section 4.6 are strictly observed and followed.

(f)   The foregoing right of first refusal and restriction on transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(g)   The certificates representing shares of stock of the corporation shall bear on their face the following legends so long as the foregoing right of first refusal and restriction on transfer remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE AMENDED AND RESTATED BYLAWS OF THE COMPANY, AS MAY BE AMENDED FROM TIME TO TIME."

"THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY, AS PROVIDED IN THE AMENDED AND RESTATED BYLAWS OF THE COMPANY, AS MAY BE AMENDED FROM TIME TO TIME."

ARTICLE V
GENERAL PROVISIONS

5.1   Fiscal Year. The fiscal year of the corporation shall be as fixed by the Board of Directors.

5.2   Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3   Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware General Corporation Law, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

5.4   Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or President or any officer of the corporation authorized by the Chief Executive Officer or President shall have the power to vote and otherwise act on behalf of the corporation, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this corporation (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this corporation and otherwise to exercise any and all rights and powers which this corporation may possess by reason of this corporation's ownership of securities in such other corporation or other organization.

5.5   Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7   Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8   Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.9   Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission, provided that notice to stockholders by electronic transmission shall be given in the manner provided in Section 232 of the Delaware General Corporation Law. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his or her last known address as the same appears on the books of the corporation. The time when such notice shall be deemed to be given shall be the time such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails. Without limiting the manner by which notice otherwise may be given effectively and subject to Section 232 of the Delaware General Corporation Law, notice to any stockholder shall be deemed given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail (email) to the stockholder's electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the Delaware General Corporation Law; (2) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; (4) if by any other form of electronic transmission, when directed to the stockholder; and (5) if by mail, when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. A notice by electronic mail to stockholders must include a prominent legend that the communication is an important notice of the corporation (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the corporation who is available to assist with accessing such files and information).

5.10   Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation as provided by law, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.11   Time Periods. In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.12   Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

5.13   Annual Report. For so long as the corporation has fewer than 100 holders of record of its shares, the mandatory requirement of an annual report under Section 1501 of the California Corporations Code, to the extent that it might otherwise apply, is hereby expressly waived.

ARTICLE VI
AMENDMENTS

6.1   By the Board of Directors. Except as otherwise set forth in these Bylaws, and subject to the rights of the holders of any series of Preferred Stock then outstanding, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

6.2   By the Stockholders. Except as otherwise set forth in these Bylaws, and subject to the rights of the holders of any series of Preferred Stock then outstanding, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of capital stock of the corporation issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Such vote may be held at any annual meeting of stockholders, or at any special meeting of stockholders provided that notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

ARTICLE VII
INDEMNIFICATION OF DIRECTORS AND OFFICERS

7.1   <u>Right to Indemnification</u>.   Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said Law permitted the corporation to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; <u>provided,</u> <u>however</u>, that except as provided in Section 7.2 of this Article VII, the corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the corporation, (c) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification or advancement under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; <u>provided,</u> <u>however,</u> that the payment of such expenses incurred by a director or officer of the corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2   Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, or 20 days in the case of a claim for advancement of expenses, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, shall be on the corporation.

7.3   Indemnification of Employees and Agents. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the corporation to the fullest extent of the provisions of this Article with respect to the indemnification of and advancement of expenses to directors and officers of the corporation.

7.4   Non-Exclusivity of Rights. The rights conferred on any person in this Article VII shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

7.5   Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the corporation, or any person serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6   Insurance. The corporation may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

7.7   Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII shall not adversely affect any right or protection of an indemnitee or his successor existing at the time of such amendment, repeal or modification.

CERTIFICATE OF SECRETARY

OF

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

(a Delaware corporation)

I, Brian Johnson, the Secretary of Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation (the "Corporation"), hereby certify that the Amended and Restated Bylaws to which this Certificate is attached are the bylaws of the Corporation.

Executed effective on this 31st day of December, 2020.



_____

Brian Johnson, Secretary

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT

THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Heroic CF SPV, LLC
c/o Heroic Enterprises, Public Benefit Corporation.
913 Main St.
Bastrop, Texas 78602

Ladies and Gentlemen:

1. <u>Note Subscription.</u>

(a)   The undersigned ("***Subscriber***") hereby subscribes for and agrees to purchase Security Interests (the "***Securities***"), of Heroic CF SPV, LLC, a Delaware limited liability company (the "***Company***"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation (the "***Crowdfunding Issuer***"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to securities issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Operating Agreement of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $5,000,000.00 (the "***Oversubscription Offering***"). The Company may accept subscriptions until August 15th, 2023 (the "***Termination Date***").

Providing that subscriptions for $300,000 worth of Securities are received (the "*Minimum Offering*"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "*Closing Date*").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Security Interests of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by the escrow agent appointed by the securities intermediary in this offering (the "*Escrow Agent*") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer.

The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a public benefit corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's and Crowdfunding Issuer's financial statements consisting of (i) for the Crowdfunding Issuer, the statement of financial position of the Crowdfunding Issuer as at December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception, and (ii) for the Company, the statement of financial position of the Company at April 21, 2022 and the related consolidated statements of income and cash flows for the period then ended (the "*Financial Statements*") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and Crowdfunding Issuer and fairly present the financial condition of the Company and Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Company and Crowdfunding Issuer for the periods indicated. Fruci & Associates II, PLLC, who has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   <u>Manner of Holding</u>. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $107,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer.**

(h)   Crowdfunding Issuer Information.   Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided with Subscriber's subscription.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section

15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. The Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Crowdfunding Issuer's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Crowdfunding Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Subscriber only if all officers and directors of the Crowdfunding Issuer are subject to the same restrictions and the Crowdfunding Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION ("HEROIC"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN

HEROIC AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT HEROIC'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Common Stock or any securities which may be converted into the Crowdfunding Issuer's Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

(c)   Restrictions on Transfer of Convertible Shares. The Subscriber understands and acknowledges that (i) the Company will be entering into a Note Purchase Agreement with the Crowdfunding Issuer, (ii) the notes the Company is acquiring from the Crowdfunding Issuer may convert into the Crowdfunding Issuer's capital stock (the "Convertible Shares"), (iii) the Convertible Shares may be subject to additional restrictions on transfer, (iv) the Common Stock and Series Seed Preferred Stock and any other equity securities of the Crowdfunding Issuer are subject to a right of refusal option in favor of the Crowdfunding Issuer and/or its assignee(s), as provided in the Amended and Restated Bylaws of the Crowdfunding Issuer, as may be amended from time to time (the "Bylaws"), (v) the Common Stock and Series Seed Preferred Stock and any other equity securities of the Crowdfunding Issuer may not be transferred without the consent of the Crowdfunding Issuer, as provided in the Bylaws, and (vi) the Bylaws may be amended from time to time in a manner that may alter such right of first refusal option or transfer restrictions on the Common Stock, Series Seed Preferred Stock or any other equity securities of the Crowdfunding Issuer or include or add restrictions with respect to any of the Convertible Shares.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND

UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Heroic CF SPV, LLC
c/o Heroic Enterprises, Public Benefit
Corporation
913 Main St.
Bastrop, Texas 78602

If to the Crowdfunding Issuer, to:

Heroic Enterprises, Public Benefit Corporation
913 Main St.
Bastrop, Texas 78602

If to a Subscriber, to Subscriber's address provided with Subscriber's subscription or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their resepctive successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

Investment Amount: _____

                                             HEROIC CF SPV, LLC
By: Heroic Enterprises, Public Benefit
Corporation, its Manager

_____
Name: Brian Johnson
Title: CEO

**HEROIC ENTERPRISES, PUBLIC
BENEFIT CORPORATION**
By: _____
Name: Brian Johnson
Title: CEO

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: By:
                                                     Name:
                                                     Title:

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:
[   ] Accredited
[   ] Not Accredited

SIGNATURE PAGE

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "**Agreement**") of Heroic CF SPV, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of April 27, 2022 by and among the Company, Heroic Enterprises, Public Benefit Corporation (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

RECITALS

Whereas, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

Whereas, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "**Securities**") issued by Heroic Enterprises, Public Benefit Corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

Whereas, it is the intent of the Company to issue interests (the "**Security Interests**") that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

Now therefore, the Company, its Manager, and the Members agree as follows:

ARTICLE I
Organizational Matters

Section 1.01   Name. The name of the Company is Heroic CF SPV, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 913 Main St. Bastrop, Texas 78602, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle".

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II
Members

Section 2.01   Members. The names, mailing addresses, and Security Interests of the Members are set out in <u>Schedule I</u> attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Security Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Purchase Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Purchase Contributions**") set out in the Members Schedule. No Member is required to make additional capital contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Purchase Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted the Company, or (ii) a Transfer of Security Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Security Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Security Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Security Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Security Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Security Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Security Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Security Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Security Interests in the Company.

(b)   Security Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Security Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Security Interests shall bear a legend substantially in the following form:

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PUSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSISTION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Security Interests, provide the right to vote, or require approval of the holders of the Security Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Security Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Security Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Security Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes/all Members entitled to vote on the matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.


ARTICLE III
Management


Section 3.01   Management of the Company. Subject to the provisions of Section 3.02 and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance

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with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Security Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; *provided* that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Security Interests in accordance with this Agreement.

(b)   Issue additional Security Interests or other securities, except in connection with a Transfer of Security Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; *provided that* no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Security Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act , except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a capital contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding 66% of the Security Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Security Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV
Allocations

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Security Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Security Interests.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V
Distributions

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Security Interests on a one-to-one basis as if the holders of the Security Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Security Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI
Transfers

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Security Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Security Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

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(c)   Any Transfer or attempted Transfer of any Security Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Security Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Security Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Security Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Security Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Security Interest, a Member may not transfer such Security Interest except:

(b)   To the Crowdfunding Issuer;

(c)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(d)   As part of an offering registered under the Securities Act; or

(e)   To a member of the Security Interest holder's family or the equivalent, to a trust controlled by the Security Interest holder, to a trust created for the benefit of a member of the family of the Security Interest holder or equivalent, or in connection with the death or divorce of the Security Interest or other similar circumstance.

Section 6.03   Restrictions on Transfer; Right of First Refusal. For so long as the Crowdfunding Issuer's bylaws (the "Bylaws") contain restrictions on transfers or a right of first refusal in favor of the Crowdfunding Issuer, the Company shall have a right to restrict transfers and a right of first refusal with identical rights to those contained in the Bylaws with respect to any member who desires to sell or otherwise transfer any of their interests in the Company.


ARTICLE VII
No Personal Liability and Indemnification


Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, **"Losses"**) whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, **"Covered Person"** means (i) each Member whom the Manager has designated as an agent of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII
Reports, Accounting and Tax Matters

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to

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examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the **"Partnership Representative"**). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the Security Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Security Interests of the Company shall appoint a new Tax Matters Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. .To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the **"Revised Partnership Audit Rules"**) pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Security Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX
Dissolution and Liquidation

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of a 66% of the Security Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under of the Delaware Act.

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Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

    (a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle".

    (b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

    (c)   The Liquidator shall transfer ownership of the Securities to the Security Interest holders.

    (d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

        (i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

        (ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

        (iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X
Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   **"Affiliate"** means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, **"control"** when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms **"controlling"** and **"controlled"** shall have correlative meanings.

(b)   **"Applicable Law"** means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   **"Certificate of Formation"** means the certificate of formation filed with the Delaware Secretary of State on April 21, 2022.

(d)   **"Code"** means the Internal Revenue Code of 1986, as amended.

(e)   **"Delaware Act"** means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   **"Electronic Transmission"** means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   **"Fiscal Year"** means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   **"Governmental Authority"** means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   **"Lien"** means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

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(j)   "**Manager**" means, initially, Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(k)   "**Security Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act..

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the convertible promissory notes of the Crowdfunding Issuer.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Security Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware, in each case located in the City of Wilmington and County of New Castle. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

> **(a)**   when delivered by hand;

> **(b)**   when received by the addressee if sent by a nationally recognized overnight courier;

> **(c)**   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

> **(d)**   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:

> 9901 Brodie Lane
> Ste 160 #1388
> Austin, Texas 78748
> Email: mail@heroic.us
> Attention: Brian Johnson, Founder and Chief Executive Officer

If to the Manager:

> 9901 Brodie Lane
> Ste 160 #1388
> Austin, Texas 78748
> Email: mail@heroic.us
> Attention: Brian Johnson, Founder and Chief Executive Officer

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If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Security Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the Security Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Heroic CF SPV, LLC, a Delaware limited liability company
By: Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation, its Manager

By: _____
Brian Johnson
Founder and Chief Executive Officer

SCHEDULE I

MEMBERS SCHEDULE

NOTE PURCHASE AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE NOTE PURCHASE AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PURSUANT TO SECTION 7.13 HEREOF, THE SECURITIES ARE SUBJECT TO AN IRREVOCABLE VOTING PROXY AND POWER OF ATTORNEY AND BY ACCEPTING ANY INTEREST IN SUCH SECURITIES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY THAT IRREVOCABLE VOTING PROXY.

CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "**Agreement**"), dated as of ___, 2022, is entered into among Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation (the "**Company**"), and Heroic CF SPV, LLC ("**Purchaser**").

WHEREAS, subject to the terms and conditions set forth herein, the Company wishes to issue and sell to the Purchaser, and the Purchaser wishes to purchase from the Company, one or more convertible promissory notes in exchange for $5,000,000 (the "**Consideration**").

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Definitions. Capitalized terms not otherwise defined in this Agreement will have the meanings set forth in this Section 1.

1.1   "**Common Stock**" means the Company's Series 1 Common Stock and the Company's Series 2 Common Stock, collectively.

1.2   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of the Notes) means:

(a)   with respect to a conversion pursuant to Section 4.1, shares of the Equity Securities issued in the Next Equity Financing;

(b)   with respect to a conversion pursuant to Section 4.2, shares of Series 1 Common Stock; and

(c)   with respect to a conversion pursuant to Section 4.3, shares of Series 1 Common Stock.

1.3   "**Conversion Price**" means (rounded to the nearest 1/100th of one cent):

(a)   with respect to a conversion pursuant to Section 4.1, the lower of: (A) the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (B) the quotient resulting from dividing (x) US$100,000,000 by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

(b)   with respect to a conversion pursuant to Section 4.2, the quotient resulting from dividing (x) US$100,000,000 by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(c)   with respect to a conversion pursuant to Section 4.3, the quotient resulting from dividing (x) US$100,000,000 by (y) the Fully Diluted Capitalization immediately prior to such conversion.

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1.4   **"Corporate Transaction"** means:

(a)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c)   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.5   **"Discount"** means twenty percent (20%).

1.6   **"Equity Securities"** means (a) Common Stock; (b) any securities conferring the right to purchase Common Stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes (including the Notes) issued by the Company; and (iii) any SAFEs issued by the Company.

1.7   **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

1.8   **"Fully Diluted Capitalization"** means the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company (including the Notes issued pursuant to this Agreement); (ii) any SAFEs issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.9   **"Maturity Date"** means, with respect to each Note issued under this Agreement, December 31, 2023.

1.10   **"Next Equity Financing"** means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement, in one or more offerings with the principal purpose of raising capital, from which the Company receives gross proceeds of not less than US$10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the Notes).

1.11 **"Notes"** means the one or more promissory notes issued to the Purchaser pursuant to Section 2, the form of which is attached hereto as Exhibit A.

1.12 **"Preferred Stock"** means the Company's preferred stock, whether now existing or hereafter created, including the Series Seed Preferred Stock.

1.13 **"Requisite Noteholders"** means the holders of a majority-in-interest of the aggregate principal amount of the Notes.

1.14 **"SAFE"** means any simple agreement for future equity (or other similar agreement) which is issued by the Company for bona fide financing purposes and which may convert into the Company's capital stock in accordance with its terms.

1.15 **"Securities"** means, collectively, the Notes, the Conversion Shares, and any Series 1 Common Stock issuable upon conversion of the Conversion Shares.

1.16 **"Securities Act"** means the Securities Act of 1933, as amended.

1.17 **"Series 1 Common Stock"** means the Company's Series 1 Common Stock, par value US$0.0001 per share.

1.18 **"Series 2 Common Stock"** means the Company's Series 2 Common Stock, par value US$0.0001 per share.

1.19 **"Series Seed Preferred Stock"** means the Company's Series Seed Preferred Stock, par value US$0.0001 per share

2. <u>Purchase and Sale of Notes</u>. In exchange for the Consideration paid by the Purchaser, the Company will sell and issue to such Purchaser one or more Notes. Each Note will have a principal balance equal to that portion of the Consideration paid by such Purchaser for such Note.

3. <u>Closings</u>.

3.1 <u>Initial Closing</u>. The initial closing of the sale of the Notes in return for the Consideration paid by the Purchaser (the "**Initial Closing**") will take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Purchaser agree upon orally or in writing. At the Initial Closing, the Purchaser will deliver the Consideration to the Company and the Company will deliver to the Purchaser one or more executed Notes in return for the respective Consideration provided to the Company.

3.2 <u>Subsequent Closings</u>. In any subsequent closing (each a "**Subsequent Closing**"), the Company may sell additional Notes subject to the terms of this Agreement to any purchaser as it will select. Any subsequent purchasers of Notes will become parties to, and will be entitled to receive Notes in accordance with, this Agreement. Each Subsequent Closing will take place remotely via the exchange of documents and signatures or at such locations and at such times as will be mutually agreed upon orally or in writing by the Company and such purchasers of additional Notes.

4. <u>Conversion</u>. Each Note will be convertible into Conversion Shares pursuant to this Section 4.

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4.1   Next Equity Financing Conversion. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on the date of conversion by (y) the applicable Conversion Price. At least three (3) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

4.2   Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Section 4.1 or Section 4.3 or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of conversion by (y) the applicable Conversion Price.

4.3   Maturity Conversion. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price.

4.4   Mechanics of Conversion.

(a)   Financing Agreements. The Purchaser acknowledges that the conversion of the Notes into Conversion Shares pursuant to Section 4.1 may require such Purchaser's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Purchaser agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b)   Certificates. As promptly as practicable after the conversion of each Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver to the holder thereof a certificate or certificates, which may be in paper or electronic form, evidencing the Conversion Shares (if certificated), or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by such holder. The Company will not be required to issue or deliver the Conversion Shares until the holder of such Note has surrendered the Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of the Notes pursuant to Section 4.1 and Section 4.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

5.   Representations and Warranties of the Company. In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to the Purchaser as follows:

5.1   Due Organization; Qualification and Good Standing. The Company is a public benefit corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2   Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers and directors necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes valid and enforceable in accordance with their terms.

6.   Representations and Warranties of the Purchaser. In connection with the transactions contemplated by this Agreement, the Purchaser hereby represents and warrants to the Company as follows:

6.1   Authorization. The Purchaser has full power and authority (and, if such Purchaser is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by it hereunder. This Agreement, when executed and delivered by the Purchaser, will constitute such Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2   [Intentionally Omitted]

6.3   Disclosure of Information; Non-Reliance. The Purchaser acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Purchaser confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and such Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for such Purchaser. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.4   [Intentionally Omitted]

6.5   [Intentionally Omitted]

6.6   Investment Representation. Purchaser understands that the Notes have not been registered under the Securities Act. Purchaser also understands that the Notes are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Purchase Agreement.

6.7   [Intentionally Omitted]

6.8   [Intentionally Omitted]

6.9   Illiquidity and Continued Economic Risk. Purchaser acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Purchaser must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Purchaser acknowledges that Purchaser is able to bear the economic risk of losing Purchaser's entire investment in the Securities. Purchaser also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

6.10   Resales. Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(a)   To the Company;

(b)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(c)   As part of an offering registered under the Securities Act with the SEC; or

(d)   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

6.11   Valuation. The Purchaser acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Purchaser further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Purchaser's investment will bear a lower valuation.

7.   Miscellaneous.

7.1   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Requisite Noteholders. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.2   Choice of Law. This Agreement and the Notes, and all matters arising out of or relating to this Agreement or the Notes, whether sounding in contract, tort, or statute, will be

6

governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware. If a dispute arises out of this this Agreement, the Notes, or any matter arising out of or relating to this Agreement or the Notes, the parties hereto agree to exclusive jurisdiction and venue in the state or federal courts of Travis County, Austin, Texas.

7.3   Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4   Titles and Subtitles. The titles and subtitles used in this Agreement are included for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5   Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6   No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this Agreement. The Purchaser agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Purchaser harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

7.7   Expenses. The party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

7.8   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9   Entire Agreement; Amendments and Waivers. This Agreement, the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Notwithstanding the foregoing, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each party to this Agreement and each holder of a Note purchased under this Agreement then outstanding and each future holder of all such Notes.

7.10   <u>Effect of Amendment or Waiver</u>. The Purchaser acknowledges and agrees that by the operation of Section 7.9 hereof, the Requisite Noteholders will have the right and power to diminish or eliminate all rights of such Purchaser under this Agreement and each Note issued to such Purchaser.

7.11   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provisions were so excluded and this Agreement will be enforceable in accordance with its terms.

7.12   <u>Transfer Restrictions</u>.

(a)   "<u>Market Stand-Off</u>" Agreement. The Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Purchaser or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.12(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Purchase only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.12(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.12(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Purchaser's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.12(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.12(a) of this Agreement and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   such Purchaser has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c)   [Intentionally Omitted]

(d)   Restrictions on Transfer of Conversion Shares. The Purchaser understands and acknowledges that (i) the Conversion Shares may be subject to additional restrictions on transfer, (ii) the Common Stock and Series Seed Preferred Stock are subject to a right of refusal option in favor of the Company and/or its assignee(s), as provided in the Amended and Restated Bylaws of the Company, as may be amended from time to time (the "Bylaws"), (iii) the Common Stock and Series Seed Preferred Stock may not be transferred without the consent of the Company, as provided in the Bylaws, and (iv) the Bylaws may be amended from time to time in a manner that may alter such right of first refusal option or transfer restrictions on the Common Stock or Series Seed Preferred Stock or include or add restrictions with respect to any of the Conversion Shares.

7.13   Voting Proxy. The Purchaser shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all Securities held of record by Purchaser (including any shares of the Company's capital stock that the Purchaser may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 7.13 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Securities. Such proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Purchaser (including any transferee of any Purchaser); any transferee receiving the Purchaser's Securities (or any portion thereof) shall agree to be bound by the provisions of this Section 7.13. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock. If any provision of this proxy or any part of any this Section 7.13 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

7.14   Exculpation. The Purchaser acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. The Purchaser agrees that no other Purchaser, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

7.15   Acknowledgment. For the avoidance of doubt, it is acknowledged that the Purchaser will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of the Notes.

7.16   Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith.

7.17   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER

REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURE PAGE FOLLOWS]

11

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

By: _____

Name: Brian Johnson

Title: CEO

Address:
c/o Griffin Frey, PLLC
2905 San Gabriel St., Ste 212
Austin, Texas 78705

Email Address: invest@heroic.us

HEROIC CF SPV, LLC
By Heroic Enterprises, Public Benefit Corporation, its Manager

_____

Name: Brian Johnson

Title: CEO

Address:
c/o Griffin Frey, PLLC
2905 San Gabriel St., Ste 212
Austin, Texas 78705

Email Address: invest@heroic.us

Form of Convertible Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF MAY BE SUBJECT TO RIGHTS OF REFUSAL OR RESTRICTIONS ON TRANSFER.

CONVERTIBLE PROMISSORY NOTE

No. CN-[NUMBER]   **Date of Issuance:**

US$[PRINCIPAL AMOUNT]   **[DATE]**

     FOR VALUE RECEIVED, Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation (the "**Company**"), hereby promises to pay to the order of [PURCHASER NAME] (the "**Holder**"), the principal sum of US$[PRINCIPAL AMOUNT], together with interest thereon from the date of this Note. Interest will accrue at a simple rate of four percent (4%) per annum. Unless earlier converted into Conversion Shares pursuant to Section 4 of that certain Convertible Note Purchase Agreement dated as of _____, 2022, by and among the Company, the Holder and the other parties thereto (the "**Purchase Agreement**"), the principal and accrued interest of this Note will be due and payable by the Company at any time on or after the Maturity Date at the Company's election or upon demand by the Requisite Noteholders.

     This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein will have the meanings set forth in the Purchase Agreement.

     1.   <u>Payment</u>. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Requisite Noteholders, except in the event of a Corporate Transaction (as set forth in Section 4.2(a) of the Purchase Agreement).

     2.   <u>Security</u>. This Note is a general unsecured obligation of the Company.

     3.   <u>Conversion of the Notes</u>. This Note and any amounts due hereunder will be convertible into Conversion Shares in accordance with the terms of Section 4 of the Purchase Agreement.

     4.   <u>Amendments and Waivers; Resolutions of Dispute; Notice</u>. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice among the Company and the Holder will be governed by the terms of the Purchase Agreement.

     5.   <u>Successors and Assigns</u>. This Note applies to, inures to the benefit of, and binds the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Requisite Noteholders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Holder and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing

terms and conditions for the benefit of the Company and any other purchasers (or their respective successors or assigns).

6.   <u>Officers and Directors not Liable</u>. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7.   <u>Limitation on Interest</u>. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holders as a payment of principal.

8.   <u>Choice of Law; Venue</u>. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute, will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware. If a dispute arises out of this Note or any matter arising out of or relating to this Note, the parties hereto agree to exclusive jurisdiction and venue in the state or federal courts of Travis County, Austin, Texas.

9.   <u>Approval</u>. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business, and not for any personal, family or household purpose.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

By: _____

Name: Brian Johnson

Title: CEO

HEROIC PUBLIC BENEFIT CORPORATION   ⏁ Share

We're creating a social platform that trains heroes



HEROES UNITE

▶ 31:34 ─────────────────────────────●──── ◀) ☼ ⛶

heroic.us   Austin TX   Technology Social Impact PBC & B Corps Community


Last Funded March 2021

$4,999,930
raised from 2,432 investors

♡ WATCH FOR UPDATES

OVERVIEW   DETAILS   UPDATES ▪   WHAT PEOPLE SAY ▪▪▪   ASK A QUESTION ▪▪

Highlights

1. Made history in Mar '21 as first company to close a $5M Reg CF w/ 2,400+ investors from 75 countries

2. Partnered with MetaLab (Slack, Tinder, Uber Eats) to create world-class social training platform

3. Launched platform in Apr '22 w/ 10,000+ Founding Members; 4.9- (iOS) + 5.0-star (Android) avg rating

4. Pilot study (n=1053) shows Heroic can help boost energy, productivity, and connection

5. Acquired Optimize, integrating content and Coach into one Heroic app; $2.5M trailing 12-mo cash rev

6. Founder/CEO 2x successful entrepreneur; built and sold 2 market-leading social platforms

Our Founder



Brian Johnson Founder + CEO

Raised $20M+, built and sold two market-leading social platforms. Created a protocol that has been shown to change lives. Uniquely positioned to create a social training platform that is an answer to

We're committed to changing the world by helping people be the best, most Heroic versions of themselves.



HEROIC IS AN AMAZING COMPANY AND BRIAN IS A TRULY VISIONARY, MISSION-DRIVEN CEO. VERY FEW COMPANIES CAN BLEND BOTH A STRONG PROFIT BUSINESS MODEL WITH A BROAD PLATFORM TO SIGNIFICANTLY IMPROVE THE HUMAN CONDITION. I AM PROUD TO BE A PERSONAL INVESTOR.

MATT MCCALL, PARTNER AT PRITZKER GROUP VENTURE CAPITAL,
VOTED ONE OF THE TOP 100 VCS IN THE WORLD

HEROIC

Hi, this is Brian Johnson. 🙋

I'm the Founder + CEO of Heroic Public Benefit Corporation.

I appreciate you taking the time to learn more about Heroic. I'd like to give you a quick overview of the biz as we currently see it. We have two versions: The Short Story and The Longer Story. Let's start with...

The Short Story

We're building a social training platform to help people be the best, most Heroic versions of themselves.

Unlike most social platforms that are designed to increase user engagement (so they can make more money via advertising), Heroic is designed to effectively and measurably change people's lives. We aim to leverage the best of social technology and leave the worst behind. (Think: An answer to *The Social Dilemma*.)

Further, and very importantly, our platform integrates a "training" component to help people move from Theory to Practice to Mastery Together TODAY.

👆 Being the best in the world at helping people do that is how we believe we can change the world—one person at at time, together, starting with you and me and us today.

In early 2021, with the support of over 2,400 investors from 75 countries around the world, Heroic made history as the very first company to ever close a $5M Reg CF as part of our $10M Seed Round.

Then we partnered with **MetaLab** (the world-class product development company that helped create Slack, Tinder, and Uber Eats) to help us design our

Heroic social training platform.

btw: Here's the bottom nav of the app where we make our commitment to helping our members move from Theory to Practice to Mastery Together Today explicit:



btw2: Here's an image of one of the very first lines of code our engineering team ever wrote:

```
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] ConfigHostModule dependencies initialized +0ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] AccountModule dependencies initialized +0ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] LoggerCoreModule dependencies initialized <1ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] SchemaModule dependencies initialized +0ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] AppModule dependencies initialized +1ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] AuthModule dependencies initialized +0ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] ConfigModule dependencies initialized +0ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] GraphQLSchemaBuilderModule dependencies initialized +1ms
[Nest] 46624   - 06/24/2021, 11:10:55 AM  [InstanceLoader] MercuriusModule dependencies initialized +0ms

----------------  H E R O I C  ----------------

    .0000.           .0        .0000.
 .dP""Y88b          d86     .dP""Y88b
    ]8P'          .d'888        ]8P'
   .d8P'         .d' 888       <88b.
  .dP'         88oo88800        '88b.
 .oP'     .o      888    8.      88P
 88888888888      o888o   'o  '8bd88P'

[Nest] 46624   - 06/24/2021, 11:10:55 AM  [NestApplication] Nest application successfully started +313ms
http://0.0.0.0:3000
http://0.0.0.0:3000/altair
```

Back story on that: As you may know, Mister Rogers (one of our Heroes!) wrote love notes to his wife that he signed off with "143." 143 was his secret code for "I love you." ("I" has one (1) letter. "Love" has four (4) letters. "You" has three (3) letters.

243? That's Heroically short for "We love you."

That block of code/message is the first thing that is executed every time our server turns on, and serves every request made from the Heroic app. 🙏

The Use of Funds

We launched the **Training** side of our platform with me as the first Guide on April 9th, 2022. Over 10,000 Heroic Founding Members signed up before we launched.

We plan to use the capital from this and prospective funding rounds to continue to improve the Training features and to create the **Social** side of our platform which we intend to launch in 2023.

We are currently seeking to raise $5M via this Reg CF and up to another $10M via a separate Reg D offering at the same terms for accredited investors. (We have already raised $4.3M of the $10M Reg D offering.)

Note: If you are an accredited investor interested in investing over $25,000, you

can contact us directly via invest@heroic.us to discuss the opportunity to invest via our Reg D.

Depending on a number of factors, we believe that this prospective capital will get us up to two to three+ years to continue developing our platform and marketing efforts to see if we can go from 10,000 paying customers to 100,000 paying customers. We intend to raise a significant Series A that will help us go from 100,000 to 1 million heroes on our platform.

You can check out our web site here and download the iOS app here and the Android app here.

Our current average iOS App Store rating is 4.9 stars while our current Android App Store rating is 5.0. Here's a link to check out all the reviews on iOS and here's a link for Android. And, here are the three "Most Helpful" reviews on iOS as determined by Apple's algorithm:



Back
Ratings & Reviews
Sort by Most Helpful
Perfect daily reminder to the commitments you made to yourself
The Heroic app asks you every single morning to re-commit to your virtues and micro goals/targets. At first I thought that might be a little annoying, but I added it to my existing daily affirmations habit and mark them off as a say them to myself in the mirror. After a few days I really understood the 'why' behind doing that. If you aren't reminding yourself who you want to be and the identity you want to build on a daily basis, it's very easy to forget about those things and this app really resets you on the right course every morning. I'm completely paraphrasing but Brian commented during the live stream launch party that he too would find it hard to meet his New Years resolutions if he didn't remind himself of his targets every day. I'm very thankful that Brian and team built this app to help all of us optimize and actualize with! I also can see how committed the team is to continual improvement and optimization of the app, and I'm excited to see what they roll out next for us!
Developer Response
Thanks, Hero!! - Team Heroic
Thanks Brian and Team Heroic
Apr 21
Back
Ratings & Reviews
Thanks Brian and Team Heroic
I became interested in Optimize and then Heroic while trying to master a specific set of habits using spreadsheets and To Do apps as triggers. I needed a way to hold myself accountable, while using each gain to propel me forward. I was cautiously hopeful that Heroic could be "that" technology. To my supreme delight Heroic delivers all that I hoped for and more. The app is based on universal principles that can be easily personalized. These are the habits and principles I aspire to in the deepest part of my soul, so it's a joy for me to achieve them each day. Most importantly on those days when I'm not 100% it helps me work towards being my best anyway. My days are more productive and balanced than ever. The app is elegantly designed and easily customizable. I'm so grateful (swiping right. lol) that Brian and the Heroic team have developed this innovative way use technology for both the individual and greater good.
Developer Response
Thanks, Nap Thai! - Team Heroic
Heroic is life changing!
I've been a fan & follower of Brian's work since stumbling upon Philosopher's Notes 8+ years
Back
Ratings & Reviews
Heroic is life changing!
I've been a fan & follower of Brian's work since stumbling upon Philosopher's Notes 8+ years ago. I've devoted my career to teaching courses on social entrepreneurship & sustainable business, so I love that Heroic is both a certified B Corp and a Public Benefit Corporation.
I wanted to participate in Optimize Coach Training since Class I was announced in 2018. I was beyond grateful to be given a scholarship to join Class V in Spring 2021, graduating in January 2022— and immediately begin Advanced Coach Training.
I'm over the moon to be part of the Heroic community (as a Founding Member) — learning & practicing with Brian, Alexandra, Michael, and the entire Heroic team-- how to optimize the way we sleep, move, eat, breath, focus, celebrate with gratitude, and prosper (which literally means "move forward with hope"), so that we show up as our best selves with our energy, work, and love.
The new app is fantastic. I typically avoid apps, trying to minimize use of my iPhone, finding it easier & faster to get things done with focus on my Mac... but the new Heroic app is great. It's super speedy & easy to use. Admittedly I even enjoy the haptic feedback when the app first launches.
The team at Heroic are truly heroes, shining a light for others. If you're on the fence about joining Heroic, I'm confident you'll soon be glad & grateful you did.

Here's a look at what we've created since our first crowdfunding:



THEORY
PRACTICE
MASTERY
DEEP WORK
TODAY'S THE DAY
HEROICALLY ENERGIZED
100
MASTERY SERIES

In addition to investing over $5M of our fundraising to date into our product development efforts to build a world-class app, we invested $2.8M in cash as part of our $11.3M acquisition of Optimize, a company I controlled that Heroic acquired through a shareholder-approved transaction.

We plan to have the Theory + Practice + Mastery (including the integration of all the content from Optimize) into one Heroic app by the end of Q4.

Then, with the capital from this crowdfunding, we're fired up to have our new CTO and his engineering team develop and ship the social side of our platform that MetaLab designed for us earlier this year. Here's a look at that:



TOGETHER

PROTOTYPE DESIGN MOCKUP ONLY | NOTE: BRIAN DOESN'T HAVE 1.43M CONNECTIONS. YET.



I'M THRILLED TO BE AN INVESTOR IN HEROIC! BRIAN IS UNSTOPPABLE AND I LOOK FORWARD TO SEEING THE IMPACT HEROIC WILL HAVE ON THE WORLD.

NIR EYAL, AUTHOR OF HOOKED AND INDISTRACTABLE

The Team

As part of the acquisition of Optimize, we acquired the full content library that has served tens of thousands of premium members, as well as the back-end infrastructure that will help power content management in our Heroic app.

Further, the core Optimize leadership team became the core Heroic leadership team. We also retained a recruiting firm to find our Chief Technology Officer who is now leading our engineering team and product development efforts.

Here's a quick look at our team:





BRIAN JOHNSON
MICHAEL BALCHAN
BERNARDO FANTI
JANA DYBINKSI
PATRICK BUGGY

XAVIER LÓPEZ
ALI SMITH
YUVA LOGANATHAN
BRETT BURCH
KATERINA VOPALKOVA

CALMAN HILKERT
NAT BARCELLINI
JESSE GRAHAM
J.T. MCKINNEY
ZAK DRAKE

The Longer Story

Now for the longer story...

We'll talk about our ultimate mission and I'll share some more details on how we plan to change the world one person at a time with our social training platform that helps people move from Theory to Practice to Mastery Together TODAY.

We'll also talk about our two brand promises and the early data from a pilot study we conducted that shows how people can significantly increase their energy, productivity and connection in just minutes on our app per day.

Then we'll talk about what you may see from your investment (you can invest as little as $100 or $500 or $1,000 dollars), as well as the risks of investing.

Then we'll wrap it all up with an invitation to help us change the world.



I AM INVESTING IN HEROIC BECAUSE I CARE ABOUT THE FUTURE OF OUR WORLD. THESE ARE EXTRAORDINARY TIMES AND THE CHALLENGES WE FACE ARE UNPRECEDENTED; TO DEAL WITH THESE CHALLENGES WE DESPERATELY NEED EXTRAORDINARY LEADERS. AND THIS IS WHAT HEROIC IS ALL ABOUT: PREPARING US AS INDIVIDUALS AND AS A SOCIETY TO NAVIGATE THE ROUGH TERRAIN AND EMERGE STRONGER AND BETTER AS A RESULT.

TAL BEN-SHAHAR, BEST-SELLING AUTHOR OF HAPPIER, TAUGHT LARGEST CLASS IN HARVARD'S HISTORY

HEROIC⟩

The Heroic Mission

Let's start at the top with our ultimate mission. Actually, let's start with my left forearm on which I have tattooed our ultimate Heroic mission and 30-year goal.

Studies show you're 42% more likely to achieve your goals if you write them down. A lot of people write their goals on a post-it note and put them up on their bathroom mirrors. I decided to put the goal to which I have dedicate my life somewhere I'll never miss it.



I got that HEROIC tattoo on October 14th, 2021–within 48 hours of our design team at MetaLab finalizing our logo. We spent a few extra weeks getting it just right. As they made their final presentation, I asked, "Is that the final recommendation? Because I'm booking my appointment with the tattoo artist after this Zoom."

Then, a couple weeks later, I added the "51 | 2051" right above the "I" and the "C" in "HEROIC."

That placement was deliberate.

Every morning, as I begin my meditation practice, I look down at my arm and say to myself, "Hero, I see a world in which 51% of humanity is flourishing by 2051."

Then I look below the "IC" where I have "101 | 1M." (Got that one on Father's Day, 2022–fun trip with the kids to show them what an all-in commitment looks like.)

The "101" represents getting my Soul Force score to 101 and the "1M" represents helping YOU and 1M other people get their Soul Force scores to 101 so we have a shot at fulfilling our ultimate mission of creating a world in which 51% of humanity is flourishing by 2051.

So, there ya go. That's our ultimate mission. 51 | 2051. All in, folks. All in.

btw: I borrowed that moonshot goal from Martin Seligman and his colleagues. When they launched the Positive Psychology movement in the year 2000, they said they wanted to help create a world in which 51% of the world's population was flourishing by the year 2051.

The first time I heard that I thought, "Wow. The audacity!!" Now, I have dedicated my life to playing my role as well as I possibly can to help create a world in which 51% of our population is flourishing by the year 2051.

Before we talk about how we intend to fulfill our mission in the years and decades ahead, I'd like to ask you a question...

Training Heroes

Do you happen to know what the word hero means?

It's an ancient Greek word. Etymologically, the word hero doesn't mean "killer of bad guys" or "tough guy" or anything like that it. It means "PROTECTOR."

A hero has strength for two. And, very importantly, a hero is willing to do the HARD work to HAVE that strength for two.

And, do you know what the secret weapon of the ancient hero was?

LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two. It's LOVE that gives us the Courage to be willing to act in the presence of fear. It's LOVE that gives us the Self-Mastery to do what needs to get done whether we feel like it or not.

We believe that our world needs heroes Today more than ever before.

Quite simply: We need YOU to be a hero.

We created Heroic Public Benefit Corporation to help train and connect and lead a virtuous army of heroes who can, literally, change the world.

Btw. Longer branding chat but if you look closely at my tattoo and the Heroic mark in our logo and then look at the virtue compass in our app, you'll see that the mark is pointing toward the virtue of Love.



IN ADDITION TO FAMILY, THIS IS ALL THAT MATTERS RIGHT NOW: A VIRTUE-DRIVEN FORCE TO DISRUPT THE WORLD. PERSONALLY, BEING A PROFESSIONAL INVESTOR IS OFTEN DEVOID OF A BIGGER MEANING. IT WOULD MEAN THE WORLD TO ME TO MAKE THE CONNECTION, IN A REAL WAY, BETWEEN WHAT I DO AND SOMETHING MUCH BIGGER AND MORE IMPORTANT THAN MYSELF. THIS CONNECTION WOULD BE AN INCREDIBLE SOURCE OF MEANING FOR MY LIFE. THIS HAS THE POTENTIAL TO BEND THE ARC OF HUMANITY AND HELP FULFILL THE POTENTIAL IN MILLIONS OF LIVES.

ARTURO BRILLEMBOURG, PROFESSIONAL INVESTOR
HEROIC COACH - CLASS I GRADUATE

Our Two Brand Promises

A good business has a strong value proposition. A great business has a value proposition that is, in Steve Jobs' words, "insanely great."

Or, as Peter Thiel puts it (in Zero to One), you want to deliver at least 10x more value on a specific, highly-differentiated value proposition than anyone else in your market so, ideally, you're the ONLY one doing what you're doing.

So... What's the ONE thing that we aspire to do better than anyone else in the world?

Simple. We have committed ourselves to being the best we possibly can be at helping people move from **THEORY** to **PRACTICE** to **MASTERY TOGETHER TODAY**.

As I like to say, we don't need to read another book or listen to another podcast, we need to actually DO the things we ALREADY KNOW we *could* be doing— whether that's meditating or eating better or sleeping more or being more loving with our families or more productive at work or... fill in the blank for what YOU know you could be doing!

(Seriously. What little thing do YOU know you could be doing? Imagine your life with that positive habit installed. Then imagine becoming the type of person who can easily install and delete habits at will while helping others in your life do the same. Helping you be that version of yourself is what Heroic is all about.)

Doing what we know we could be doing and being the person we know we could be (not someday but TODAY!) is how we can close that gap between who we are capable of being and who we are actually being so we can more and more consistently show up as the best, most Heroic versions of ourselves in service to something bigger than ourselves.

Again... That's nice and warm and fuzzy but... again... HOW can we make that more CONCRETE?

Well... I think we need to deliver on TWO brand promises (or value propositions). One at the INDIVIDUAL level and another at the COLLECTIVE level. Here they are.

First, on the individual level, we want to get to a place where we can unequivocally (!) say: "Research shows... If you use Heroic, then you will flourish."

More specifically... We want to get to a place where we can say: "Research shows... If you hit 10 virtuous targets on Heroic every day, then you are x% more Energized, Productive and Connected."

Here's the second brand promise, this time focused on the collective level: "If enough of us use Heroic, then we can change the world together."

Again: Getting to a place where we are THE BEST IN THE WORLD at delivering on those brand promises (/value propositions) at both the individual and collective levels is HOW we will create a truly great business that can literally change the world.

We will measure our success in delivering on those two brand promises in two ways. On the individual level, we keep track of something called a "Soul Force" score. On the collective level, we keep track of something we call "Annual Recurring Virtue" or "ARV."



HEROIC IS HUMANITY'S BEST HOPE FOR RAISING THE CONSCIOUSNESS OF THE PLANET AND CALLING US TO A MORE VIRTUOUS LIFE OF GOODNESS, IMPACT AND SELF-LOVE. IT INSPIRES THE WORLD TO CREATE A NEW PARADIGM FOR WHAT IT MEANS TO BE A HUMAN LIVING IN THE 21ST CENTURY. DESPITE THIS BEING THE MOST TECHNOLOGICALLY ADVANCED PERIOD IN OUR HISTORY, WHERE CHANGE IS UNFOLDING AT A PACE THAT IS HARD FOR MOST TO COMPREHEND, LET ALONE KEEP UP WITH, WE EACH CRAVE A NORTH STAR, AN ANCHOR, A VISION OF WHAT EACH OF US IS CAPABLE OF BECOMING AND INDEED WHO WE ALREADY ARE

WE ARE OUR OWN HEROES. IT IS TIME TO
FULFILL OUR HERO'S JOURNEY. HEROIC IS THE
ANSWER TO OUR QUEST AND THE CATALYST FOR
EXPRESSING AND CELEBRATING OUR HUMANITY.

JULIANA UTO, ANGEL INVESTOR, FOUNDER & MANAGING PARTNER OF
THE SEE BE GROUP AND FOUNDER OF WEALTH BRAVERY



Heroic Pilot Study Says...

We worked hard to create a v1 of our app that would take the first steps in
delivering on our two brand promises. Again:

1. If you use Heroic, then you will flourish. More specifically: "Research shows, if
you hit 10 virtuous targets on Heroic each day, then you will be x% more
Energized, x% more Productive, and x% more Connected."

2. If enough of us use Heroic then we can literally change the world together.

Note: I told our Founding Investors that we'd run a pilot study on Day 1 and that,
if we did our jobs, we'd have early data pointing to the validity of statement #1 by
Day 30.

And... With all the necessary asterisks that the study was only a PILOT study
done with only 1,000 Founding Heroic members and it's too early to point to
anything unequivocally, etc etc etc...

I am VERY (!) excited to tell you that...

Based on a pilot study of over 1,000 Heroic members (n = 1053), conducted in
partnership with leading experts in the field of positive psychology and human
flourishing and measuring human flourishing using two validated well-being
measures (Flourishing Scale, Diener, and a subset of WB-Pro measures) as well
as a newly developed, non-validated, internal scale to measure energy,
productivity, and connection that we called the Heroic Big 3 scale we can say
that:

Members who hit 5 or more Heroic targets each day, on average moved from the
60th percentile to the 83rd percentile in flourishing (on an accepted scale of
flourishing!) in just 30 days.

And...

As measured by the internal Heroic Big 3 scale, members who hit JUST 3+ targets
per day, on average, reported a 40% (!) increase in energy, a 20% (!) increase in
productivity (that's like working 5 days and getting a bonus day free!), and a 15%
increase in connection. In just a few minutes in the app per day for just 30 days!!


Again, that data is from a pilot study so it needs to be viewed conservatively and
those percentage increases in our Big 3 are rough approximations. And... I am
very excited about the early data and equally committed to building on it in the
months and years ahead so we can more concretely establish the validity of the
Heroic app as a powerful way to help people change their lives so we can change
the world together.

In addition to that quantitative data, you can check out the iOS and Android App
Store reviews for more qualitative data on our early members' experience with
our app and how it is changing their lives.

Plus, here's how accredited Heroic investor and good friend, Sean Casey, described his experience with the Heroic app in a recent podcast of his. (Sean is a former MLB All Star known as "The Mayor." Sports Illustrated described him as the friendliest guy in baseball!)



Also, during our Launch party, I asked my friend (and Heroic investor) Joe Okleberry to come on stage and share his early experience with the Heroic app with our community. Here's what he had to say...



Heroic Crowdfunding

We've talked about a lot of warm and fuzzy, inspiring stuff. Now it's time to ground that inspiration into reality.

Startups like ours are a powerful way to create a better future while creating value for each of our stakeholders: Society + Partners + Investors + Customers + Employees.

Of course, startups are also inherently incredibly risky ventures in general and our startup comes with its own set of idiosyncratic risks—which we have disclosed in our official filing that we encourage you to read. I'd like to highlight a couple of those risks briefly now.

First, we have invested a significant amount of capital in our platform and intend to continue to do so. It will be very challenging to create a truly world-class social training platform worthy of significant market adoption and we believe this will require a significant amount of capital well beyond that which we have already raised. There is no guarantee that we will be able to continue to successfully raise this capital nor, of course, is there any guarantee that we will successfully deploy that capital to create a truly great platform. If we fail to raise this capital and/or fail to wisely deploy it, our business will be at risk.

To put it in perspective, the companies I most admire in our space (the well-being market)—each with significant market adoption and an enterprise value of over one billion dollars—include Calm (which has the subscription-based business model most similar to ours), Headspace and BetterUp. They have raised $218M, $215M and $566M, respectively. Raising that type of capital is the scope of my ambition and, frankly, what I believe will be necessary to create a social training platform that has the potential to truly change the world.

Second, we are currently navigating an open investigation with the U.S. Securities and Exchange Commission (SEC). Although we can't go into the details (other than what we shared in our annual filing and our Form C with this crowdfunding), we can say that we quickly responded to the SEC's requests and, of course, have always strived to do everything at the highest possible moral and technical levels.

We have been blessed to have exceptional support from our financial and legal advisors throughout the process and have invested over $1.2M in finance and legal services in an effort to ensure we are doing everything at the highest possible standards of excellence.

Again, check out all (!) the risk disclosures we make in the Form C.

And...

KNOW THIS: You shouldn't invest more than you can afford to lose. You also shouldn't invest unless you're ready to play the long game—not expecting returns, if any, for 7+ years.

So... I'd like to be very clear on this point as we all take a deep breath...

Do not invest a SINGLE dollar you cannot afford to (and are not prepared to) lose. Again, startups are inherently risky ventures. Most fail. You need to be well aware of that possibility and embrace it fully.

Further, and related: Your investment will be illiquid. There will be no market through which you can easily transfer shares.

Although I will be doing my absolute (!) best to serve you and our other stakeholders (and I am proud of the fact that I have provided a positive return for investors in each of my prior companies: eteamz, Zaadz, and Optimize), I repeat: I do not want a single dollar from you that you are not prepared to lose.

You must be prepared for things NOT to work and your investment turning into a sad face $0.

Having said all that...

I believe that the high risk goes with a potentially high return—in society and for yourself and for your family.

I have unapologetically ambitious goals with Heroic. I literally want to change the world. And, I think that we can achieve that while creating what I hope will be a multibillion-dollar business that is one of the most virtuous, respected, beloved and impactful companies and brands on the planet.

Although you should be prepared to get a 0x return on your investment, you should also know that I will be doing every thing I can to create a significant return on your investment.

It's hard to put into words just how motivated I am by the prospect of fulfilling our Mission while striving to help you and your families create significant wealth from your investment in us.



MY HUSBAND AND I JUST INVESTED $50,000 IN HEROIC BECAUSE WE TRUST THE SOUNDNESS OF THE INVESTMENT AND WE POWERFULLY SHARE THE HEROIC VISION. BRIAN HAS AN INCREDIBLE TRACK RECORD IN BUSINESS—HE'S GENERATED A RETURN FOR HIS INVESTORS 100% OF THE TIME. HEROIC PARTNERSHIPS ARE SO NEEDED RIGHT NOW—AND WE CAN ALL DO WELL BY DOING GOOD. WITH EVERY ACTION WE CREATE THE WORLD WE (AND OUR KIDS AND GRANDKIDS!) WILL LIVE IN. LET'S CHANGE THE WORLD TOGETHER. THESE WORDS GIVE ME GOOSE BUMPS. I'M IN!!!

SUSAN PEIRCE THOMPSON, PH.D., PROFESSOR, NYT BESTSELLING AUTHOR, FOUNDER OF BRIGHT LINE EATING

The Investment Terms

If you invest in this round, you will own what's known as a "convertible note" that is convertible into equity at our next prospective round.

We are seeking to raise a total of $15M via these convertible notes. As we briefly discussed above, we have already raised $4.3M from accredited investors via a separate Reg D 506(c) offering at the same terms that we intend to raise $5M via this Reg CF while we continue to raise an additional $5.7M from additional accredited investors via Reg D 506(c).

Note: If you are an accredited investor interested in investing over $25,000, you can contact us directly via invest@heroic.us to discuss the opportunity to invest via our Reg D.

Depending on a number of factors, we believe that this prospective capital will get us up to two to three+ years to continue developing our platform and marketing efforts to see if we can go from 10,000 paying customers to 100,000 paying customers. We intend to raise a significant Series A that will help us go from 100,000 to 1 million heroes on our platform.

For those who may not be familiar, here's the super-short story on the mechanics of how a convertible note works plus the basic terms for our note.

The convertible note has a "20% discount" on whatever price we set for our next prospective round of financing with a maximum valuation cap of $100 million. The price will not be set until we actually do that round.

For a completely theoretical example of how this may work, let's say we raise money for our prospective Series A at an $80 million valuation, the convertible note would convert into shares at a 20% discount from that $80M, or a $64M valuation. (Note: The 20% discount on the notes means that if there is a subsequent round and if you are able to sell your shares after that, you'll have paid less than other people selling, with a greater opportunity for gains.)

If we raise money at a valuation of anything above $125 million, the $100 million valuation cap will kick in. For example, if we execute very well and are blessed by some good fortune from the Heroic gods and raise money at, say, a $200 million valuation, and you were able to sell your shares, you would get roughly twice as good a deal as the investors in that next equity round.

Further, as a debt holder, if things got REALLY bad (💧 🙏 😭) and everything went sideways and we wound up liquidating the business for more than the total amount of the convertible notes before the notes were converted, you would get your money out *before* the equity shareholders—which is yet another reason convertible notes are attractive for investors. (Note: I didn't tattoo my body with HEROIC and 51 | 2051 with that in mind. 😊)

Again, we have already raised $4.3M from accredited investors on the same terms we are offering in this Reg CF and we're excited to put this capital to good use as we take the next steps in executing our plans to fulfill our mission.

Let's Change the World Together

As I describe at the end of the Heroic Vision-pitch video (at the top of this page), I am committed to creating Heroic Relationships. For one simple reason: This is the *only* way we're going to be able to change the world together.

I'm honored that you're considering forming a Heroic partnership with me and our team by investing in Heroic Public Benefit Corporation. We have a lot of work to do to achieve our ambitious goals and I fiercely commit to doing everything in my power to make you proud to be an Early Stage Investor in our Heroic movement.

With Wisdom + Self-Mastery + Courage + Love I say: Heroes Unite!!!

HEROIC IS A UNIQUE OPPORTUNITY: ONE WHERE THE INVESTOR IS INSPIRED BY WHAT THE COMPANY DOES EVERY DAY ... WHERE HIGHLY ENGAGED AND PASSIONATE CUSTOMERS EXPERIENCE PERSONAL GROWTH AND TRANSFORMATION ... AND WHERE A GREAT BUSINESS IS BEING BUILT IN THE MOST DELIBERATE, CONSCIOUS WAY POSSIBLE.

ZAC ZEITLIN, HEAD OF WEST COAST OFFICE AT SILVER POINT CAPITAL, FOUNDER/PARTNER AT NEW GROUND VENTURES





Endnotes

1. Dr. Tal Ben-Shahar, Arturo Brillembourg, Sean Casey, Nir Eyal, Matt McCall, Joe Okleberry, Dr. Susan Peirce Thompson, Juliana Uto, and Zac Zeitlin are all Heroic investors.

2. None of Dr. Tal Ben-Shahar, Arturo Brillembourg, Sean Casey, Nir Eyal, Matt McCall, Joe Okleberry, Dr. Susan Peirce Thompson, Juliana Uto, nor Zac Zeitlin received any incentive or consideration of any kind in exchange for their comments relating to, or endorsements of, Heroic.

3. The comments, endorsements, and/or likenesses of Dr. Tal Ben-Shahar, Arturo Brillembourg, Sean Casey, Nir Eyal, Matt McCall, Joe Okleberry, Dr. Susan Peirce Thompson, Juliana Uto, and Zac Zeitlin are included with their express permission.

4. The comments and/or endorsements of Dr. Tal Ben-Shahar, Arturo Brillembourg, Sean Casey, Nir Eyal, Matt McCall, Joe Okleberry, Dr. Susan Peirce Thompson, Juliana Uto, and Zac Zeitlin are not, and should not be regarded as, investment advice. Individuals considering an investment in Heroic should consult an investment professional before making an investment decision.

5. Optimize Enterprises, Public Benefit Corporation was acquired in a merger by Heroic Enterprises, Public Benefit Corporation. Brian Johnson, the sole director, sole officer and majority stockholder of Heroic, was also the sole director, sole officer, and, together with his wife, majority stockholder of Optimize. Because of Brian's interests in both companies, the merger agreement required the approval of a majority of the other votes of the disinterested stockholders in each company, in addition to a majority of the votes of all stockholders in each company. The stockholders holding more than a majority of the votes of disinterested stockholders in each company approved the merger.

6. These materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligations to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurence of unanticipated events.

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Heroic | Transcript: CF2 Pitch Video

Hi. This is Brian. I'm the Founder + CEO of Heroic Public Benefit Corporation.

I appreciate you taking the time to learn more about our business and our plans to create a social training platform that can change the world.

Now… Over a year and a half ago, I shared a video kinda like this with our community when we did our first crowdfunding. At the time, we were on a mission to see if we could make history as the very first company to ever raise $5M via the new crowdfunding regulations known as "Reg CF."

As I said in that video, until about 6 years ago, it was really hard for anyone but the wealthy elite to invest in startups. Then, in 2016, that changed and startups could raise up to $1 million from everyday people in what is known as "crowdfunding"—which allowed people to invest as little as $100 in startups like ours—which is a really important way to help close the gap on some of the social economic inequity that exists in our society.

Then… In March of 2021, the SEC changed the rules on what's known as "Reg CF" or Crowdfunding regulations. The limit on that type of crowdfunding went from $1 Million to $5 Million.

And… With the support of over 2,400 Founding Investors from 75 countries around the world, Heroic became the very first company to ever close a $5M Reg CF as part of our $10M Seed Round.

Today I'm excited to tell you about the progress we've made and invite you to join us as an Investor in our second Reg CF crowdfunding round as we take the next steps in fulfilling our mission.

Now… As I said in that first video, I raised millions of dollars to finance the first two businesses that I built and sold. When I raised that money from venture capitalists and angel investors and friends and family, I was able to have 1-on-1 chats with every investor. We were able to sit down and have an important chat about the big picture vision and strategy and we had the time to drill down into the details of what our plans were, what we really hoped to achieve and, of course, what could go wrong as part of a dynamic, super-intimate conversation.

So… Although I'm THRILLED to be able to raise money from thousands of people in our community, one of the trade-offs is that I (obviously) can't have THOUSANDS of 1-on-1 conversations with each of you.

And… That's why I reached out to my dear friend Pat Solomon to create that first video and have his team help us create this one. Pat is the director of the documentary *Finding Joe* and I had a feeling he and I could create something super cool that would come as close as possible to you and I being able to hang out and have a REAL chat about the details of our business rather than just skimming the surface with some sound-bitey pitch video.

btw: If you haven't watched *Finding Joe* yet, get on that. Pat does an amazing job of bringing together all the wisdom from Joseph Campbell's research on the Hero's Journey. I happen to be in the documentary with guys like Tony Hawk and Laird Hamilton and Deepak Chopra, Robin Sharma, and the late Sir Ken Robinson. In many ways, what we're trying to do with Heroic Public Benefit Corporation is operationalize the inspiring wisdom from that documentary and train an ARMY of virtuous Heroes to go out and give us all you've got.

More on all that soon.

For now, let's pretend that you and I ACTUALLY DID HAVE the opportunity to get together. Here's how it would go.

We'd probably trade some texts to set up our time to connect. I'd invite you out to our ranch outside Austin. Let's say 10:00am at the Johnson-Heroic Ranch!

btw: You know how I'd prepare for our time together? Well, my day with you would, of course, as you know if you follow my work, start the night before with an early shut-down complete, I'd get my PM meditation on, then I'd transition from Deep Work to Deep Love. I'd probably go on a walk with the family, then, if it was the fall or winter, build a fire with the kids while mom gets some time to meditate and journal and do her thing. Then momma would join us by the fire before we all got ready for a great night of sleep.

Of course, like every day since we launched the Heroic app, I'd start my day re-committing to being my best self in my Energy, my Work, and my Love. Tap tap tap. Tap tap tap. Tap tap tap. My Identities and my Virtues and my Targets are LOCKED IN and I'm ready to make TODAY a great day.

Then, like every other day over the last decade, I'd start my day meditating (in what's known as Hero's pose, no less!). Then I'd do a little movement, recommit to my Heroic Sacred Vow, and hammer some Deep Work—focusing, as I always do and as I coach our community, on what I've decided is most important now. In our case, I'd be prepping for our chat and reviewing how I could most effectively tell you what Heroic is all about.

If all goes as planned, I'd spend some time with the Wife and Kids then hit the Trail for my morning workout.

So… 10am arrives… And as I said in that last video, you'd pull up and I'm pretty sure our son Emerson would be the first one out to meet you. I'm also pretty sure he'd be carrying his favorite chicken (named Lovey) and our daughter Eleanor wouldn't be too far behind her big brother. She'd be carrying her favorite chicken Queenie unless she decided to go for Floppy—so named because the comb on this chicken's head is, well, a little Floppy.

After connecting with the fam, we'd probably head inside to our barn-office-studio so we could get down to some Heroic work.

… So, let's head on over to the barn…

Alright.

It's time to chat about what Heroic Public Benefit Corporation is all about.

We'll talk about our ultimate mission and how we hope to change the world one person at a time with our social training platform that helps people move from Theory to Practice to Mastery Together TODAY.

We'll talk about our 2 brand promises and the early data from a pilot study we conducted that shows how people can significantly increase their energy, productivity and connection in just minutes on our app per day.

Then we'll talk about what you may see from your investment (and the fact that you can invest as little as $100 or $500 or $1,000 dollars), as well as the risks of investing.

Then we'll wrap it all up by talking about how we can create a Heroic partnership together.

So… Let's start at the top with our ultimate mission.

Actually, let's start with my left forearm on which I have tattooed our ultimate Heroic mission and 30-year goal.

Science says you're 42% more likely to achieve your goals if you write them down. A lot of people write their goals on a post-it note and put them up on their bathroom mirrors. I decided to put the goal to which I have dedicated my life somewhere I'll never miss it.

I got this HEROIC tattoo on October 14th, 2021–within 48 hours of our design team at MetaLab finalizing our logo. We spent a few extra weeks getting it just right. As they made their final presentation, I asked, "Is that the final recommendation? Because I'm booking my appointment with the tattoo artist right after this Zoom."

Then, a couple weeks later, I added the "51 | 2051" right above the "I" and the "C" in"HEROIC."

That placement was deliberate.

Every morning, as I begin my meditation practice, I look down at my arm and say to myself, "Hero, I see a world in which 51% of humanity is flourishing by 2051."

Then I look below the "IC" where I have "101 | 1M." (Got those on Father's Day, 2022–fun trip with the kids to show them what an all-in commitment looks like.)

The "101" represents getting my Soul Force score to 101 and the "1M" represents helping YOU and 1M other people get their Soul Force scores to 101 so we have a shot at fulfilling our ultimate mission of creating a world in which 51% of humanity is flourishing by 2051.

So there ya go. That's our ultimate mission. 51 | 2051. All in, folks. All in.

btw: I borrowed that moonshot goal from Martin Seligman and his colleagues. When they launched the Positive Psychology movement in the year 2000, they said they wanted to help create a world in which 51% of the world's population was flourishing by the year 2051.

The first time I heard that I thought, "Wow. The audacity!!" Now, I have dedicated my life to playing my role as well as I possibly can to help create that world in which 51% of our population is flourishing by the year 2051.

Before we talk about how we intend to fulfill our mission in the years and decades ahead, I'd like to ask you a question...

Do you happen to know what the word *hero* actually means?

It's an ancient Greek word. Etymologically, the word *hero* doesn't mean "killer of bad guys" or "tough guy" or anything like that it. It means "PROTECTOR."

A hero has strength for two. And very importantly, a hero is willing to do the HARD work to HAVE that strength for two.

And, do you know what the secret weapon of the ancient hero was?

LOVE.

It's LOVE that fuels our commitment to DO that hard work to HAVE the strength for two.
It's LOVE that gives us the Courage to be willing to act in the presence of fear.
It's LOVE that gives us the Self-Mastery to do what needs to get done whether we feel like it or not.

And… If you haven't noticed, our world needs heroes today more than ever before.

We're not just recovering from the effects of COVID-19. We have pandemic levels of anxiety and depression and cancer and diabetes and political polarization and social injustice and environmental degradation.

I believe that the ONLY possible way we are going to meet those *historically significant* challenges and create a more noble and virtuous world for ourselves and for our kids and for their kids is if each of us steps up and starts showing up as the best, most Heroic versions of ourselves.

Again: Our world needs Heroes TODAY more than ever before.

We need YOU to be a HERO.

Helping you and millions of other people like us show up as the best version of ourselves so we can LITERALLY change the world is what Heroic is all about.

With that, it's time for another question…

Have you seen *The Social Dilemma*?

If so, you don't need me to tell you about the unintended, catastrophic (!) consequences of our current social technology. If you haven't watched that documentary yet, I would strongly encourage you to do yourself and your family a favor and watch it. Immediately.

The premise of the documentary is, essentially, that platforms like Facebook (and Instagram, YouTube, etc.) are part of what's called "the attention economy." What that means is that they make their money by selling your attention.

In short: If you think that *Facebook* is the product, you're wrong. YOU are the product. Facebook sells your attention to the highest bidder. Although they can deliver a lot of benefits, ultimately, their sites are not architected to help you become a better human being so you can flourish and give the world your best. Their sites are architected to make as much money off your attention as they possibly can.

This, as the experts in the documentary point out, has led to horrific unintended consequences that are leading to catastrophic levels of political polarization, depression, anxiety and social and personal unrest.

Again, watch the movie for the full picture.

Now…

Over the last 20+ years, when I wasn't reading and writing and teaching, I built and sold two social platforms.

The first was for families involved in youth sports. It was called eteamz. At its peak, it served over 3 million teams.

The second was for people who wanted to change the world. It was called Zaadz. John Mackey, the CEO of Whole Foods, invested in that business and we wound up selling it to another publicly traded company called Gaiam. I'll share more on all that another time.

For now, the point I want to make is that, since I sold my last social platform business fifteen years ago, I've been waiting for *someone* to create a scaleable alternative to Facebook—a platform for people who want to make a difference in the world that is founded on virtue.

On election night 2020, I realized that it was time for me to come out of the hermitage I created for myself as a philosopher/teacher and do my best to create a social training platform that could change the world.

A few days later, I learned that the crowdfunding regulations were changing, as we discussed, such that startups like Heroic could go from raising a max of $1M of capital via crowdfunding to raising a max of $5M via crowdfunding.

It was one of those moments in which I didn't *think* we could do it, I KNEW that we would be the very first company to EVER close a $5M crowdfunding round via the new regulations.

Now... All that's nice and warm and fuzzy.

Fast forward six weeks. It was time to see if we could actually do it.

We filed with the SEC and I drafted a (very!) long letter letting our community know about our vision and plans to go out and make history and then do our best to help change the course of it.

Within 24 hours (and I always get goosebumps when I share this), we had, at the high end of expressed interest, investment interest from our community for OVER $5M of capital.

Within 100 hours, we had (at the high end) investment interest for over $10M.

I will forever be humbled and astonished by the extraordinary outpouring of support we were blessed to receive from our incredible community.

Fast forward again another 13 weeks from that first email. The SEC officially changed the regulations.

And...

On March 24, 2021, with the support of 2,432 (!) Founding Investors from 75 (!) countries around the world, Heroic Public Benefit Corporation made history as the first company to ever close a $5M equity financing via those new Crowdfunding Regulations.

Before I digitally signed the documents that would make it all official, I went for a walk on our property here in the country outside of Austin, reflecting on my commitment to our community. Then I drafted a Sacred Vow that I committed to before signing the documents.

I shared my Sacred Vow with hundreds of our Founding Investors at our launch party in April that we livestreamed to thousands of people around the world. Here I am reading it at that launch party...

"I, Brian Johnson, absolutely and fiercely commit to honoring your investment in me and in Heroic by doing my best to make you proud to be part of our movement. I hereby make a sacred

vow to you and to everyone else in our community to honor my fundamentals and to practice my philosophy. Of course I will not be perfect and I cannot promise any particular outcomes and I will certainly make mistakes, (we can check the box on that), but I promise (these grey whiskers are earned as I like to say) you that I will show up day in and day out and do everything in my power to fulfill our mission to change the world, one person at a time, together, starting with you and me today. With love + wisdom + self-mastery + courage I say...Heroes unite!"

Note: I recommit to that Sacred Vow EVERY.SINGLE.MORNING after my AM meditation.

Then...

Shortly after we made history, we partnered with a company called MetaLab. I consider them to be one of the world's best product development company. They helped create Slack and Tinder and Uber Eats. They have helped design hundreds of products used by billions of people.

And... They helped us architect OUR social training platform. They also invested in our Seed round.

That's the high-level look at our origin story.

Before we move on to our Big 2x2 (brand promises and key metrics) to explore more on HOW we will concretize those high ideals into a powerful business, I want to chat a little more about HOW I think we can actually change the world—it's something I've been obsessing about for the better part of two decades...

In short: I think Gandhi got it right. We need to be the change we want to see.

But...

For the record, when Gandhi encouraged us to be the change we want to see in the world, he wasn't saying that in some woo-woo "oh that sounds nice" kinda way—he was saying it in a fiercely practical, HEROIC kinda way in which each of us needs to do the hard work to win the civil war raging within so we have the strength to meet life's challenges head-on and lead our families and communities and world to a better place.

Practically speaking, to win that battle and move from Theory to Practice to Mastery, I think it all comes down to two primary things: **Wisdom + Community.**

I like to say that **Wisdom** is "inside out." You give someone a Big Idea that can change his or her life. That's important. And often the first step, which is why we're going to feature plenty of wisdom in the "Theory" part of our app—starting with me as the Guide for Basic Training then we plan to invite some of my favorite teachers to the party to share *their* wisdom.

And, as you may know, last year, through a shareholder-approved transaction, Heroic acquired a company I owned called Optimize. We're excited to integrate that collection of "more wisdom in less time" into our Heroic app—including the 600 PhilosophersNotes, 1,000 Optimize +1s and 50 Optimal Living 101 classes.

Then we have **Community** which is "outside in." Science says that *this* is actually the fastest way to boost someone's well-being. When someone joins a community with high standards you know what happens? Boom! They immediately take a big step forward in becoming the most Heroic versions of themselves.

Which is why I'm so excited about our Heroic social training platform—it will combine BOTH the Wisdom AND the Community to help us move from Theory to Practice to Mastery Together so we can be that change we need to be and, as a result, have the Heroic strength we need to make the world a better place.

We launched the **Training** side of our platform with me as the first Guide on April 9th, 2022. Over 10,000 Heroic Founding Members signed up *before* we launched.

We plan to use the capital from this and prospective funding rounds to continue to improve the Training features and to create the **Social** side of our platform which we intend to launch in 2023.

From there, we intend to bring additional Guides onto our platform as we strive to move from 10,000 members to 100,000 members to 1 million Heroes on our social training platform in the years ahead.

Now, let's talk about our value propositions and how we will strive to put that Mission into action and move from an idea to a viable business to an enduring, great business.

A good business has a strong value proposition. A *great* business has a value proposition that is, in Steve Jobs' words, "insanely great."

Or, as Peter Thiel puts it (in *Zero to One*), you want to deliver at least 10x more value on a specific, highly-differentiated value proposition than anyone else in your market, so ideally, you're the ONLY one doing what you're doing.

So... What's the ONE thing that we aspire to do better than anyone else in the world?

Simple. We have committed ourselves to being the best we possibly can be at helping people move from **THEORY** to **PRACTICE** to **MASTERY TOGETHER TODAY**.

As I like to say, we don't need to read another book or listen to another podcast, we need to actually DO the things we *ALREADY KNOW* we *could* be doing—whether that's meditating or eating better or sleeping more or being more loving with our families or more productive at work or... fill in the blank for what YOU know you could be doing!

(Seriously. What little thing do YOU know you could be doing? Imagine your life with that positive habit installed. Then imagine becoming the type of person who can easily install and delete habits at will while helping others in your life do the same. Helping you be that version of yourself is what Heroic is all about.)

Doing what we know we could be doing and being the person we *know* we could be (not *someday* but TODAY!) is how we can close that gap between who we are capable of being and who we are actually being so we can more and more consistently show up as the best, most Heroic versions of ourselves in service to something bigger than ourselves.

Again... That's nice and warm and fuzzy but... again... HOW can we make that more CONCRETE?

Well... I think we need to deliver on TWO brand promises (or value propositions). One at the INDIVIDUAL level and another at the COLLECTIVE level. Here they are.

First, on the *individual* level, we want to get to a place where we can say: "Research shows... If you use Heroic, then you will flourish."

More specifically... We want to get to a place where we can say: "Research shows... If you hit 10 virtuous targets on Heroic every day, then you are x% more Energized, Productive and Connected."

Here's the second brand promise, this time focused on the *collective* level: "If enough of us use Heroic, then we can change the world together."

Again: Getting to a place where we are THE BEST IN THE WORLD at delivering on those brand promises (/value propositions) at both the individual and collective levels is HOW we will create a truly great business that can literally change the world.

Longer chat but we will measure our success in delivering on those two brand promises in two ways. On the individual level, we keep track of something called a "Soul Force" score. On the collective level, we keep track of something we call "Annual Recurring Virtue" or "ARV."

We worked hard to create a v1 of our app that would take the first steps in delivering on our two brand promises. Again:

1. If you use Heroic, then you will flourish. More specifically: "If you hit 10 virtuous targets on Heroic each day, then you will be x% more Energized, Productive, and Connected."
2. If enough of us use Heroic then we can literally change the world together.

Note: I told our Founding Investors that we'd run a study on Day 1 and that, if we did our jobs, we'd have early data pointing to the validity of statement #1 by Day 30.

And… With all the necessary asterisks that the study was only a PILOT study done with only 1,000 Founding Heroic members and it's too early to point to anything unequivocally, etc etc etc…

I am VERY (!) excited to tell you that…

Based on a pilot study of over 1,000 Heroic members (n = 1053), conducted in partnership with leading experts in the field of positive psychology and human flourishing and measuring human flourishing using two validated well-being measures as well as a newly developed, non-validated, internal scale to measure energy, productivity, and connection that we called the Heroic Big 3 scale we can say that:

Members who hit 5 or more Heroic targets each day, on average, moved from the 60th percentile to the 83rd percentile in flourishing (on an accepted scale of flourishing!) in just 30 days.

And…

As measured by the internal Heroic Big 3 scale, members who hit JUST 3+ targets per day, on average, reported a 40% (!) increase in energy, a 20% (!) increase in productivity, and a 15% increase in connection. In just a few minutes in the app per day for just 30 days!! 😃 Again, that data is from a pilot study so it needs to be viewed conservatively and those percentage increases in our Big 3 are rough approximations but… Imagine increasing your energy by 40% (!) and increasing your productivity by 20%--that's like working 5 days and getting a bonus day free!

We're very excited about the early data and equally committed to building on it in the months and years ahead so we can more concretely establish the scientific validity of the Heroic app as a powerful way to help people change their lives so we can change the world together.

In addition to that quantitative data, you can check out the iOS and Android App Store reviews for more qualitative data on our early members' experience with our app and how it is changing their lives.

And now we're back where we began.

We've talked about a lot of warm and fuzzy, inspiring stuff.

Startups like ours are a powerful way to create a better future while creating value for each of our stakeholders: Society + Partners + Investors + Customers + Employees.

Of course, startups are also inherently incredibly risky ventures.

So…

I'd like to be very clear on this point as we all take a deep breath…

KNOW THIS: You shouldn't invest more than you can afford to lose. You also shouldn't invest unless you're ready to play the long game—not expecting any returns for 7+ years.

Having said that…

I believe that the high risk goes with a potentially high return—in society and for yourself and for your family.

I have unapologetically ambitious goals with Heroic. I as I've said literally want to change the world. And, I think that we can achieve that while creating what I hope will be a multibillion-dollar business that is one of the most virtuous, respected, beloved and impactful companies and brands on the planet.

Although you should be prepared to get a 0x return on your investment, you should also know that I will be doing every thing I can to create a significant return on your investment.

It's hard to put into words just how motivated I am by the prospect of fulfilling our Mission while striving to help you and your families create significant wealth from your investment in us.

All of that leads us to the end of our time together for now and my official invitation to join the party…

I kinda feel like I'm sending up a Bat signal and forming the Justice League or bringing the Avengers together. Or, as one of my friends said, Professor Xavier and I do have the same haircut so maybe I'm playing that role and helping get the X-Men together so we can go out and be the Heroes we're destined to be!

Whatever metaphor you want to use, here's how I like to frame it with potential partners and how I'd like to frame it with you.

When I reach out to friends/prospective partners to chat about how we may be able to create some magic together, I often lean on some wisdom we discuss in our PhilosophersNotes on one of my Top 3 All Time favorite books: James and Suzie Pawelski's *Happy Together*.

Check that one out.

As James and Suzie tell us, Aristotle told us that we can have one of a few different types of relationships.

We can have a relationship based purely on having fun. This is hedonic in nature. When the fun ends, the relationship tends to end. Nothing wrong with that, of course, but Aristotle tells us this isn't the highest form of a relationship and that we can do a little better.

The next kind of relationship is based on making money together. These relationships are transactional. When the money dries up, the friendship tends to do the same. Again, nothing inherently *wrong* with this type of relationship per se, but it's not the highest form of a relationship.

Aristotle tells us that the best relationships are eudaimonic in nature. In these relationships, we deeply care about the other person's well-being and we truly want to see them and help them flourish. THIS, he says, is the highest form of a relationship.

All of that is awesome. And… I think think there's another level to which we can all aspire to form relationships.

I say, let's form HEROIC relationships as we transcend AND include all the other levels.

Let's (definitely!) see if we can have fun together. And, let's (definitely!) see if we can make some money together. And, of course, let's support one another in flourishing as we become the best versions of ourselves.

AND… Most importantly…. Let's see if we can Heroically change the world together.

If you think you might like to support our Mission to change the world by investing in Heroic Public Benefit Corporation, I'd be absolutely honored to have your support. I fiercely commit to doing EVERYTHING in my power to make you proud to be a part of our movement.

It's time to change the world. One person at a time. Together. Starting with you and me and us. TODAY.

With Love + Wisdom + Self-Mastery + Courage, I say...

Heroes unite!

Heroic | Transcript: Heroic on The Mayor's Office

Sean Casey:
I'm I'm..I see you're talking. Hang on, Chinch. I gotta talk to Tim another a second.

So I look at it this way. And Brian Johnson talks about this. If you, me and Chinch went out and played baseball right now, and we were on this open field and I pitch to Tim, Tim crushes, one Chinch goes and runs and gets it. We come back. We're like, "yeah, this is fun!"

Well, that's not as much fun as if we take the foul lines and we run 'em down each line and we put foul poles up. We put a 330' sign in the corner, 385', 410'. We put a fence up that says, if you hit it over this fence, you get one point. If guys are on base, you get three, four, you know, 2, 3, 4 points. This guy we're gonna, we're gonna put a mound up with a rubber. It's gonna be 60 feet, six inches away. Cuz that seems fair. You're gonna throw it to me. We're gonna compete. We're gonna get after it.

Holy [edited]. Here we go. This is ton of [edited] fun. Right?

I think of that as Heroic.

Tim McMahon:
Right.

Sean Casey:
Heroic is my, my foul lines…

Tim McMahon:
It's a game.

Sean Casey:
is my…It's my game! It's my game of life.

So I line up, what are my routines? What are my habits? What are I gonna do to win my morning? What am I gonna do at night to get better sleep? What time do I need to get upstairs? What book am I gonna read? How am I gonna serve my kids today? How am I gonna serve my buddies today?

And all of a sudden at the end of the day I go, man, that was a great game today. Holy [edited].

You know what I mean? It's like, and it's like, you start creating your own game because you've created the boundaries and that Heroic app…when you, when you're shooting that arrow into your targets, it it's a dopamine. It just like, man, this is so freaking awesome.

And all of a sudden you start to realize, wow, you've created some habits and routines that is giving you the life that you've always wanted. Let's go, let's go.

Tim McMahon:
That's it exactly.

Heroic | Transcript: Joseph Okleberry Testimonial

Brian Johnson:

11,000 people from 115 countries have signed up. You know, and this is day one. And that's another one of those — thank you, bless you for believing in us.

We're really, really, really, really excited about that, and we're really proud of the feedback that has come in so far.

We hope that you have the same experience that we've, again, the first early users have shared with us. And again, it's day one. We're super, super humble about where we're at, but we're also really excited about it and proud to have received some feedback.

And Joe, just to give you a quick shout out... Joe, dear friend, big investor, student and soon graduate of the master's program at positive psychology. He and I are going back and forth on WhatsApp. The first person I've ever connected with on WhatsApp, that was like a big experience for me. It was fantastic.

So he was one of the first that we shared kind of the early app with. And, you know, Joe's one of the guys I admire most and is this performing at a very high level entrepreneurial as a former venture guy who's been there and done that and helped, you know, launch products and knows what it takes to do what we're trying to do. He's also a spiritual guy who I admire deeply and a scientist and, you know, to receive your feedback on how it's impacted you, was just such a deep thing. Actually, do we have the microphone runner? We had talked about the possibility of you kind of sharing briefly. I'd love to hear from you just to, take a breath and, and hear your thoughts. Because I, whenever I'm kind of sharing what the app does, I'll share what it does, but I'm not the hype guy.

I like to have our community put it in their words, whether it's why they're excited to invest or, in this case, use the membership.

Good to see you, dude.

Joe's feedback, you know, Ray Dalio talks about, believability—you know—that someone who's been there and done that enough times…you are believable. You know. And the feedback I get in general is amazing and inspiring, but Joe's background in both product development and spiritual aspiration and then the science, made our connection in your description of how it's already impacted your life even more profoundly deep. So if you're open to sharing a couple words.

Joseph Okleberry:

Thank you, Brian. It is bright. <laugh>

Hey everyone. My name is Joe, Joseph.

Alright. Who here has installed the Heroic app and set up their big three protocol?

It's about half, less than half. Okay.

And who here thinks has been life changing already?

Yeah. Oh yeah, me too. So yeah, just quickly. I've been…I was so fortunate to get introduced to Brian I think the day before the first fundraising call, this is December of 2020, and I joined on this call and I don't know anything about what's going on. I don't know Optimize, and there's crazy people on the call. <laugh> there, there are fanatics. And I'm like, I don't know what's going on here. I, I think I'm in the wrong room. <laugh> now I am one of those crazy people.

Brian Johnson:
Says the guy who has watched *Finding Joe…*

Joseph Okleberry:
55 times.

Brian Johnson:
Yeah. So let's be clear on who's… heres to the crazy ones. Yeah.

Joseph Okleberry:
That's the origin story I watched *Finding Joe* 55 times. I saw Brian's face a thousand times.

Brian Johnson:
And James, you know?

Joseph Okleberry:
And James from Penn.

So quickly on my story, cause it will make sense.

I made a couple of vows as a child, not sacred vows, but unconscious vows. And they drove me through life and I actually achieved all of them by like the age of 30. However, I realized I didn't get what I actually wanted. You know, I wasn't poor. I didn't have my heart broken and I wasn't part of a cult. I was very religious when I was younger. So I had succeeded on these targets. I had money, I hadn't, you know, been divorced like my parents got divorced, et cetera, but I was depressed in New York city working a hundred hour weeks. And then that set off this journey of trying to figure out what really matters in life. And I had to actually just be humble and say, I don't know the formula.

I really don't. So I went searching. I spent the last four years on sabbatical studying first self-help: Tony Robbins, Joe Dispenza, Hoffman process… I did everything. I love it. By the way. I'm not a hater on self-help at all.

Then flew to the east. I spent a year studying Buddhism and yoga, did my teacher training, became all zen'd out — really love that experience, and finished with this Master's in positive psychology. And through all these modalities, I think I've taken something great from all of them, but nothing has tied everything together so beautifully as the Heroic app.

And the reason I'm so grateful is because I don't have to create it myself.

These guys, Alexandra and team have built exactly…actually more than I could have dreamed of what I wanted to build for myself.

And so I'm so grateful. In the past eight days since I installed the app on a flight to Costa Rica, I have become more virtuous, I've given more hugs. I've said I love you more times.

I have basically gone caffeine free. Caffeine's kind of one of my…when I'm not at my best…that's what I reach for. No caffeine since I got the app installed because I want to swipe no caffeine day, right? I really want to do that.

And so I can honestly say it's the most consequential app for me of my lifetime, already. And there was no guarantee, there was no certainty. This was not easy to pull off.

So, a huge thank you to the Heroic team, the Meta Lab team, and everyone else who's been involved.

I'm so grateful. I'm so glad to be a founding member, an investor, a friend…Brian Johnson is my advisor for my capstone, my master's thesis now — which will serve heroically, the heroic community and, and the world at large. And I'm just here. We checked in with intentions last night before we went to bed and mine was gratitude

Brian Johnson:
Right on dude, same page. You're a good one.